Exhibit 2.1

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is dated to be effective as of the 9th day of February, 2012, by and between Horizon Bancorp, an Indiana corporation (“Horizon”), and Heartland Bancshares, Inc., an Indiana corporation (“Heartland”).

Witnesseth:

Whereas, Horizon is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Michigan City, Indiana; and

Whereas, Heartland is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in Franklin, Indiana; and

Whereas, Horizon and Heartland seek to affiliate through a corporate reorganization whereby Heartland will merge with and into Horizon, and thereafter or simultaneously therewith, Heartland Community Bank, an Indiana state chartered commercial bank and wholly-owned subsidiary of Heartland (“Heartland Bank”), will be merged with and into Horizon Bank, National Association, a national banking association and wholly-owned subsidiary of Horizon (“Horizon Bank”); and

Whereas, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

Now, Therefore, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Heartland with and into Horizon, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01 The Merger.

(a)           General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), Heartland shall merge with and into and under the Articles of Incorporation of Horizon (the “Merger”). Horizon shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”), as amended.

(b)           Name, Officers and Directors. The name of the Surviving Corporation shall be “Horizon Bancorp.” Its principal office shall be located at 515 Franklin Street, Michigan City, Indiana 46360. The officers of Horizon serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of Horizon at the Effective Time, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

(c)           Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of Horizon in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

(d)           Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Heartland shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Heartland shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(e)           Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to a Plan of Merger, substantially in the form attached hereto as Exhibit 1.01(e). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger in accordance with the terms and conditions hereof.

1.02 Reservation of Right to Revise Structure. At Horizon’s election, the Merger may alternatively be structured so that (a) Heartland is merged with and into any other direct or indirect wholly-owned subsidiary of Horizon or (b) any direct or indirect wholly-owned subsidiary of Horizon is merged with and into Heartland; provided, however, that no such change shall (1) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of common stock, no par value, of Heartland (including holders of Heartland restricted stock unit grant agreements issued from time to time in the past) (the “Heartland Common Stock”) (2) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (3) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03 Tax Free Reorganization. Horizon and Heartland intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04 Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither Horizon nor Heartland by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05 Bank Merger. The parties will cooperate and use reasonable best efforts to effect the merger of Heartland Bank with and into Horizon Bank (the “Bank Merger”) at the Effective Time of the Merger. At the effective time of the Bank Merger, the separate corporate existence of Heartland Bank will terminate. Horizon Bank will be the surviving bank and will continue its corporate existence under applicable law. The articles of association Horizon Bank, as then in effect, will be the articles of association of the surviving bank, the By-Laws of Horizon Bank, as then in effect, will be the By-Laws of the surviving bank, and the Board of Directors and officers of Horizon Bank will continue as the Board of Directors and officers of the surviving bank, provided that one director of Heartland or Heartland Bank (to be mutually agreed upon between Heartland and Horizon) shall be elected to the Horizon Bank Board of Directors effective as of the Effective Time (the “Heartland Director”). Subject to the approval of the OCC, all branches of Heartland Bank (the “Heartland Branches”) shall be operated under the assumed name of “Heartland Community Bank, a Horizon Company” after the Effective Time for at least one year following the Effective Time and as long thereafter as deemed appropriate by Horizon. The parties will also cooperate and use reasonable best efforts to effect the merger of Heartland Investments, LLC with and into Horizon Investments, Inc. (the “Investment Subsidiary Merger”) at the Effective Time or at such later time to be determined by Horizon following the Merger.

1.06 Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, any shares of Heartland Common Stock issued and outstanding immediately prior to the Effective Time and held by a Heartland stockholder who (a) has not voted in favor of the Merger or consented thereto in writing and (b) has properly delivered to Heartland before the vote on the Merger is taken by Heartland’s shareholders written notice of the stockholder’s intent to demand payment for the stockholders’ shares in accordance with Title 23, Article 1, Chapter 44 of the IBCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters’ rights under the IBCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Article 1, Chapter 44 of the IBCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to dissenters’ rights pursuant to Article 1, Chapter 44 of the IBCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Article 1, Chapter 44 of the IBCL, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01 of this Agreement, without interest thereon, upon surrender of all certificates formerly representing such shares. Heartland shall provide Horizon prompt written notice of any demands received by Heartland for dissenter’s rights, any withdrawal of any such demand and any other demand, notice or instrument delivered to Heartland pursuant to the IBCL that relates to such demand. Except with the prior written consent of Horizon, neither Heartland nor Heartland Bank shall make (or agree to) any payment to any holder of Dissenting Shares.

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01 Consideration.

(a)           Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Heartland Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of Heartland and (ii) shares held directly or indirectly by Horizon, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right to receive in accordance with this Article, 0.54 shares of common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value, of Horizon (“Horizon Common Stock”) (the “Merger Consideration”).

(b)

(i)           At a mutually agreed upon time and date at or prior to the Effective Time but following (i) the receipt of Heartland shareholder approval for the Merger, (ii) the receipt of all Regulatory Approvals for the Merger (as defined in Section 7.01(e)) and the approval of the proposed TARP Purchase (as defined below) by the United States Department of the Treasury (the “Treasury”), and (iii) the agreement by Heartland that all conditions to the Closing have been satisfied or waived (other than the delivery of opinions, certificates and other documents on the Closing Date as provided for herein) Horizon will fund the purchase by either Horizon or Heartland from the Treasury of all shares of the Heartland Fixed Rate Cumulative Perpetual Preferred Stock, Series B, stated liquidation amount $1,000 per share, of Heartland (the “Heartland Series B Preferred Stock”), and all shares of the Heartland Fixed Rate Cumulative Perpetual Preferred Stock, Series C, stated liquidation amount $1,000 per share (the “Heartland Series C Preferred Stock”) issued and outstanding on such date (such purchase, the “TARP Purchase”). The method of funding the TARP Purchase shall be mutually agreed to by Horizon and Heartland subject to any formal or informal Treasury and bank regulatory requirements.

(ii)           In the event the TARP Purchase pursuant to subsection (i) of this Section 2.01(b) does not occur at or before the Effective Time and Horizon and Heartland elect to consummate the Merger, each share of Heartland Series B Preferred Stock and Heartland Series C Preferred Stock outstanding immediately before the Effective Time shall be converted in the Merger, by operation of law and in a manner that shall not adversely affect the holders thereof, into one share of a respective series of Horizon preferred stock designated as a series of “Fixed Rate Cumulative Perpetual Preferred Stock,” or

otherwise as required by the Treasury, with each such series having rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Heartland Series B Preferred Stock and Heartland Series C Preferred Stock immediately prior to the Effective Time (the “Horizon TARP Preferred Shares”). In such event, the parties shall cooperate with each other, subject to their mutual rights of terminating in such event, to adjust and adopt and approve an amendment to the Plan of Merger to define the terms of the Horizon TARP Preferred Shares and specify the basis of the exchange of the Heartland Preferred Shares for such Horizon TARP Preferred Shares. If the Heartland Series B Preferred Shares and Series C Preferred Stock are converted into series of Horizon TARP Preferred Shares pursuant to this subsection (ii), Horizon agrees to assume, honor and perform all terms, provisions, obligations, rights, responsibilities, preferences, privileges, limitations and restrictions of the Heartland Series B Preferred Stock and Series A Preferred Stock at and after the Effective Time.

2.02 Adjustments to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable, as follows (which Exchange Ratio, as adjusted as provided below and in Sections 2.05 and 8.01(g), shall become the “Exchange Ratio” for purposes of this Agreement):

(a)           Heartland Consolidated Common Shareholders’ Equity. If as of the end of the month prior to the month in which the Closing Date occurs (the “Measurement Date”), the Heartland Consolidated Common Shareholders’ Equity (as defined below) is less than $14.0 million, the Exchange Ratio shall be recalculated pursuant to the following formula: (i) $14.0 million minus (ii) the difference between $14.0 million minus the Heartland Consolidated Common Shareholders' Equity as of the Measurement Date, (iii) divided by $14.0 million, and (iv) the resulting number multiplied by the Exchange Ratio. As used in this Section 2.02(a), “Heartland Consolidated Common Shareholders’ Equity” shall be the consolidated common shareholders’ equity of Heartland determined in accordance with GAAP as of December 31, 2011 (which the parties agree was $14,337,120 as of December 31, 2011 and which amount was calculated by subtracting the total liquidation preferences of the Heartland Series B Preferred Stock and the Heartland Series C Preferred Stock from Heartland's total shareholders' equity as of December 31, 2011), increased and decreased by the following amounts (which amounts shall also be calculated in accordance with GAAP): (i) increased by any accruals, reserves, or charges resulting from expenses of the Merger after December 31, 2011 and other transactions contemplated by this Agreement, (ii) increased by any accruals, reserves or charges taken by Heartland at the request of Horizon pursuant to this Agreement, (iii) decreased by any gain after December 31, 2011 on the sale of investment securities of Heartland on a consolidated basis, (iv) decreased by the costs of terminating the current data processing contract with Jack Henry and Associates, Inc., if any, and (v) decreased by the amount, if any, by which the Estimated Clean-up Costs (as defined by and determined in accordance with Section 5.11) exceed $50,000. Horizon and Heartland recognize and agree that any changes to the valuation of the Heartland investment portfolio attributed to ASC 320, whether upward or downward, from December 31, 2011 until the measurement date will not be considered in calculating the Heartland Consolidated Common Shareholders’ Equity for purposes of this Section.

(b)           Horizon and Heartland agree that the Exchange Ratio of 0.54 set forth in Section 2.01(a) of the Agreement is based upon the following assumptions relating to three proposed commercial loan relationships of Heartland with certain customers, the identities of which are intentionally obscured in this Agreement to protect customer confidentiality:

(i)           the loan to that certain sales company in the original principal amount not to exceed $1,750,000 (the “Sales Company Loan”) will be closed and funded prior to the Closing of the Merger on substantially the same terms and conditions as set forth in that certain SBA approval letter dated January 23, 2012, as amended;

(ii)           the loan to those related customers in the contracting business in the original principal amount not to exceed $1,120,000 (the “Contractor Loan”) will be underwritten, funded and closed as a Small Business Administration loan pursuant to Section 7(a) prior to the Closing of the Merger on substantially the same terms and conditions as set forth in the SBA approval letter to be issued for this loan; and

(iii)           the proposed loan to the church (the “Church Loan”) will not be pursued or closed by Heartland, and Heartland has formally rescinded and/or canceled, in writing, any loan commitment relating to the Church Loan prior to the date of this Agreement.

In the event the Contractor Loan is closed on or before the Closing of the Merger as a conventional loan without an SBA guarantee or the Church Loan is closed on or before the Closing of the Merger, the Exchange Ratio shall automatically be reduced by 0.01 for each loan. If both are closed as mentioned in the previous sentence, the Exchange Ratio shall automatically be reduced to 0.52.

In the event the Sales Company Loan is not closed on or before the Closing of the Merger and all commitments or understandings with respect to the making of the Sales Company Loan are terminated and cancelled to the reasonable satisfaction of Horizon on or before the Closing of the Merger, the Exchange Ratio shall automatically increase by 0.01.

2.03 Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of Horizon Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Horizon shall pay to each holder of Heartland Common Stock who otherwise would be entitled to a fractional share of Horizon Common Stock an amount in cash (without interest) determined by multiplying such fraction by the by the Average Horizon Closing Price.

2.04 Exchange Procedures.

(a)           At and after the Effective Time, each certificate representing outstanding shares of Heartland Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b)           At or prior to the Effective Time, Horizon shall reserve a sufficient number of shares of Horizon Common Stock to be issued as part of the Merger Consideration. At the Effective Time, Horizon shall cause all shares of Heartland Common Stock held by recognized securities depositories (“street name” shares) to be exchanged for the Merger Consideration in accordance with the rules and procedures of such depositories. As promptly as practicable after the Effective Time, but in no event more than five (5) business days thereafter, Horizon shall mail to each holder of Heartland Common Stock a letter of transmittal providing instructions as to the transmittal to Horizon of certificates representing shares of Heartland Common Stock and the issuance of shares of Horizon Common Stock in exchange therefor pursuant to the terms of this Agreement.

(c)           Horizon shall cause a certificate representing that number of whole shares of Horizon Common Stock that each holder of Heartland Common Stock has the right to receive pursuant to Section 2.01 and a check in the amount of any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to Horizon of certificates representing such shares of Heartland Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to Horizon if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance satisfactory to Horizon. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d)           No dividends or other distributions on Horizon Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Heartland Common Stock converted in the Merger into the right to receive shares of such Horizon Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.04. After becoming so entitled in accordance with this Section 2.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Horizon Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e)           The stock transfer books of Heartland shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Heartland of any shares of Heartland Common Stock. If, after the Effective Time, Old Certificates are presented to Horizon, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.04.

(f)           Horizon shall be entitled to rely upon Heartland’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Horizon shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(g)           If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by Horizon, the posting by such Person of a bond or other indemnity satisfactory to Horizon as indemnity against any claim that may be made against it with respect to such Old Certificate, Horizon will issue in exchange for such lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.01 hereof.

(h)           Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Heartland Common Stock that are held as treasury stock of Heartland or owned by Horizon (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of Horizon or other consideration shall be exchanged therefor.

(i)           Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Heartland Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.05 Anti-Dilution Adjustments. If Horizon changes (or establishes a record date for changing) the number of shares of Horizon Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, or similar transaction with respect to the outstanding Horizon Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted so the shareholders of Heartland at the Effective Time shall receive, in the aggregate, such number of shares of Horizon Common Stock representing the same percentage of the outstanding shares of Horizon Common Stock as would have been represented by the number of shares of Horizon Common Stock the shareholders of Heartland would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.05 solely as a result of Horizon changing its cash dividend levels or issuing additional shares of Horizon common stock provided it receives value for such shares or such shares are issued in connection with a Horizon employee benefit plan or similar plan.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF HEARTLAND

On or prior to the date hereof, Heartland has delivered to Horizon a schedule (the “Heartland Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to Heartland, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of Heartland and its Subsidiaries (as such term is defined below) on a consolidated basis, or (ii) would materially impair the ability of Heartland to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of Horizon or at the direction of Horizon, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Heartland and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that in no event shall a change in the trading price of the shares of Heartland Common Stock, by itself, be considered to constitute a Material Adverse Effect on Heartland and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying or caused by such decline has resulted in a Material Adverse Effect); and provided, further, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a Material Adverse Effect, a “Material Adverse Effect” shall be deemed to have occurred in the event of the imposition of an additional formal regulatory enforcement action against Heartland or Heartland Bank following the date of this Agreement.

For the purpose of this Agreement, and in relation to Heartland and its Subsidiaries, “knowledge” means those facts that are actually known by the directors or executive officers of Heartland and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to Heartland, its “Subsidiaries” shall mean any entity which is required to be consolidated with Heartland for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).

Accordingly, Heartland hereby represents and warrants to Horizon as follows, except as set forth in its Disclosure Schedule:

3.01 Organization and Authority.

(a)           Heartland is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. Heartland has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Heartland has previously provided Horizon with a complete list of its Subsidiaries. Except for its Subsidiaries, Heartland owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)           Heartland Bank is a bank chartered and existing under the laws of the State of Indiana. Heartland Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in the Heartland Disclosure Schedule, Heartland Bank owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)           Each of Heartland’s Subsidiaries other than Heartland Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02 Authorization.

(a)           Heartland has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. As of the date hereof, Heartland is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e)(i) or (ii). This Agreement and its execution and delivery by Heartland have been duly authorized and approved by the Board of Directors of Heartland and, assuming due execution and delivery by Horizon, constitutes a valid and binding obligation of Heartland, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)           Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of Heartland or the charter documents of any of Heartland’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Heartland or any of its Subsidiaries is a party or by which Heartland or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Horizon) or any other adverse interest, upon any right, property or asset of Heartland or any of its Subsidiaries which would be material to Heartland; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Heartland or any of its Subsidiaries is bound or with respect to which Heartland or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)           Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Heartland.

3.03 Capitalization.

(a)           As of the date of this Agreement, the authorized capital stock of Heartland consists of (i) 10,000,000 shares of Heartland Common Stock, 1,415,873 shares of which are issued and outstanding, (ii) 2,000,000 shares of preferred stock, of which (1) no Series A Preferred Shares are outstanding, (2) 7,000 shares of Heartland Series B Preferred Stock are issued and outstanding, and (3) 248 shares of Heartland Series C Preferred Stock are issued and outstanding (the “Heartland Series B Preferred Stock” and “Heartland Series C Preferred Stock” are referred to collectively as the “Heartland Preferred Stock”). As of the date of this

Agreement, and as described by the Heartland Disclosure Schedule, there are 26,854 restricted stock units (“RSUs”) evidencing the right to receive Heartland Common Stock outstanding, all of which are vested or will, as of a time not later than the time that is immediately prior to the Effective Time, be vested and issuable as shares of Heartland Common Stock. As of the time immediately prior to the Effective Time, there shall be (a) no RSUs outstanding, (b) 1,442,727 shares of Heartland Common Stock outstanding, and (c) unless such shares are repurchased by Heartland or purchased by Horizon pursuant to Section 2.01(b)(i), 7,248 shares of Heartland Preferred Stock outstanding. No warrant issued to the United States Department of the Treasury pursuant to the Troubled Asset Relief Program Capital Purchase Program, is outstanding. Such issued and outstanding shares of Heartland Common Stock and Heartland Preferred Stock have been duly and validly authorized by all necessary corporate action of Heartland, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights. Heartland has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of stock or securities convertible into stock. Each share of Heartland Common Stock is entitled to one vote per share. A description of the Heartland Common Stock is contained in the Articles of Incorporation of Heartland.

(b)           All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Heartland are owned by Heartland free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)           Other than the RSUs, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Heartland Common Stock or any of Heartland’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Heartland or its Subsidiaries, by which Heartland is or may become bound. Heartland does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Heartland Common Stock. To the knowledge of Heartland, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of Heartland or its Subsidiaries.

(d)           Except as set forth in the Heartland Disclosure Schedule, Heartland has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 5% or more of the outstanding shares of Heartland Common Stock.

3.04 Organizational Documents. The Articles of Incorporation and By-Laws of Heartland and any similar governing documents for each of Heartland’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to Horizon.

3.05 Compliance with Law.

(a)           None of Heartland or any of its Subsidiaries is currently in violation of, and since January 1, 2007, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect. Heartland and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to Horizon at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b)           The Heartland Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Heartland who have outstanding loans from Heartland or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(c)           All of the existing offices and branches of Heartland Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect. Heartland Bank has no approved but unopened offices or branches.

3.06 Accuracy of Statements Made and Materials Provided to Horizon. No representation, warranty or other statement made, or any information provided, by Heartland in this Agreement or, in the Heartland Disclosure Schedule (and any update thereto), and no written information which has been or shall be supplied by Heartland with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Heartland’s or Horizon’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by Heartland with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by Horizon specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

3.07 Litigation and Pending Proceedings.

(a)           Except for lawsuits described in the Heartland Disclosure Schedule, lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on Heartland, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against Heartland or any of its Subsidiaries or threatened in any court or before any government agency or authority, arbitration panel or otherwise against Heartland or any of its Subsidiaries. Heartland does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against Heartland or any of its Subsidiaries.

(b)           Except as described in the Heartland Disclosure Schedule, neither Heartland nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08 Financial Statements and Reports.

(a)           Heartland has delivered to Horizon copies of the following financial statements and reports of Heartland and its Subsidiaries, including the notes thereto (collectively, the “Heartland Financial Statements”):

(i)           Consolidated Balance Sheets and the related Consolidated Statements of Earnings, Consolidated Statements of Cash Flows, and Consolidated Statements of Changes in Shareholders’ Equity of Heartland as of and for the fiscal years ended December 31, 2008, 2009, and 2010;

(ii)           internal (unaudited) consolidated balance sheet and income statement as of and for the year ended December 31, 2011 (without footnotes); and

(iii)           Call Reports (“Call Reports”) for Heartland Bank as of the close of business on December 31, 2009, 2010 and 2011.

(b)           The Heartland Financial Statements present fairly in all material respects the consolidated financial position of Heartland as of and at the dates shown and the consolidated results of operations, (if presented) cash flows and (if presented) changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of Heartland and its Subsidiaries. The Heartland Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)           Since December 31, 2011 on a consolidated basis, Heartland and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09 Material Contracts.

(a)           As of the date of this Agreement, and except as disclosed by the Heartland Disclosure Schedule, neither Heartland nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under (collectively, the “Material Contracts”):

(i)           any contract relating to the borrowing of money in excess of $50,000 by Heartland or any of its Subsidiaries or the guarantee by Heartland or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business),

(ii)           any contract containing covenants that limit the ability of Heartland or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, Heartland or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) (as each are hereinafter defined), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract,

(iii)           any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization, joint venture, or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to Heartland or any of its Subsidiaries,

(iv)           any other contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (pursuant to Items 601(b)(4), (9) and (10) of Regulation S-K under the 1933 Act),

(v)           any lease of real or personal property providing for total aggregate lease payments by or to Heartland or its Subsidiaries during the remaining term of the agreement in excess of $50,000 or having a remaining term in excess of 2 years, other than financing leases entered into in the ordinary course of business in which Heartland or any of its Subsidiaries is the lessor, or

(vi)           any contract not made in the ordinary course of business that involves total aggregate expenditures or receipts by Heartland or any of its Subsidiaries in excess of $50,000 during the remaining term of the agreement or having a remaining term in excess of 2 years.

(b)           With respect to each of Heartland’s Material Contracts: (i) each such Material Contract is in full force and effect; (ii) neither Heartland nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (iii) neither Heartland nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (iv) no other party to any such Material Contract is, to Heartland’s knowledge, in default in any material respect. True copies of all Material Contracts, including all amendments and supplements thereto, are attached to the Heartland Disclosure Schedule.

(c)           Neither Heartland nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for Heartland’s own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10 Absence of Undisclosed Liabilities. Except as provided in the Heartland Financial Statements or in the Heartland Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of Heartland’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of Heartland or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of Heartland or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.

3.11 Title to Properties.

(a)           Section 3.11 of the Heartland Disclosure Schedule includes a list of all real property owned (including OREO) and leased by Heartland or any Subsidiary. Heartland or one of its Subsidiaries, as the case may be, has marketable title in fee simple to all owned real property (including, without limitation, all real property used as bank premises and all OREO); marketable title to all personal property reflected in the Heartland Financial Statements as of December 31, 2011, other than personal property disposed of in the ordinary course of business since December 31, 2011; the right to use by valid and enforceable written lease or contract all other real property which Heartland or any of its Subsidiaries uses in its respective business; marketable title to, or right to use by terms of a valid and enforceable written lease or contract, all other tangible and intangible property used in its respective business to the extent material thereto; and marketable title to all material property and assets acquired (and not disposed of) or leased since December 31, 2011. All of such owned properties and assets are owned by Heartland or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Heartland Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Heartland Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens and other matters of record, imperfections of title and other limitations which are not material in amount and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Heartland or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws and there are no encroachments or other violations of law with respect to any such property. All such properties also comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto, and there are no condemnation proceedings pending or threatened with respect to such properties. All real property, machinery, equipment, furniture and fixtures owned or leased by Heartland or its Subsidiaries that is material to their respective businesses is in good operating condition for its intended purpose (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b)           After the date hereof, Horizon shall be entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by Heartland or its Subsidiaries. Within thirty (30) days after Horizon’s receipt of such surveys and title commitments, Horizon shall notify Heartland of any objections to any exceptions, conditions or other matters contained in or set forth in any survey or title commitment other than Standard Permitted Exceptions (the “Unpermitted Exceptions”). The term “Standard Permitted Exceptions” shall include (i) liens for real estate taxes and assessments not yet delinquent; and (ii) utility, access and other easements, rights of way, restrictions and exceptions existing on the real estate owned or leased by Heartland as shown in the title commitments or surveys, none of which impair such real property for the use and business being conducted thereon in any material respect. Within ten (10) days after receipt of such written notice of Unpermitted Exceptions from Horizon, Heartland shall commence using its best efforts to cure any such Unpermitted Exceptions to the satisfaction of Horizon prior to the Closing. If Heartland agrees to cure the Unpermitted Exceptions but is unable to cure the Unpermitted Exceptions to the reasonable satisfaction of Horizon prior to the Closing, or does not agree to do so, Horizon may either: (i) waive the uncured Unpermitted Exceptions and close the transactions contemplated by this Agreement; or (ii) if such Unpermitted Exceptions decrease the value of the property by more than $100,000 in the reasonable and good faith estimate of Horizon or would require the expenditure of monies (including legal fees and costs) in excess of $100,000 to cure such Unpermitted Exceptions, terminate this Agreement, in which event this Agreement shall be terminated, and neither party shall have any further obligation or liability to the other party hereunder.

(c)           With respect to all real property presently or formerly owned, leased or used by Heartland or any of its Subsidiaries, Heartland, its Subsidiaries and to Heartland’s knowledge, each of the prior owners, have conducted their respective business in material compliance with all applicable federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending, or to Heartland’s knowledge, threatened claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Heartland or any of its Subsidiaries with respect to the Environmental Laws, and, to Heartland’s knowledge, there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of Heartland or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. Neither Heartland nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, other than in compliance with Environmental Laws and which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither Heartland nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12 Loans and Investments.

(a)           Included in Section 3.12(a) of the Heartland Disclosure Schedule is (i) a list of each loan by Heartland Bank that has been classified by regulatory examiners or management as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of December 31, 2011, (ii) the most recent loan watch list of Heartland Bank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments, have been placed on nonaccrual status, or have been designated as TDR loans, and (iii) a description of all unfunded loan commitments (and loans currently under consideration) of the types and amounts described in Section 5.03(a)(iv) of this Agreement. Heartland and Heartland Bank have not sold, purchased or entered into any loan participation arrangement which was outstanding at December 31, 2011, except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. Set forth in Section 3.12(a) of the Heartland Disclosure Schedule is a true, accurate and complete list of all loans in which Heartland Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against Heartland Bank.

(b)           All loans reflected in the Heartland Financial Statements as of December 31, 2011 and which have been made, extended, renewed, restructured, approved, amended or acquired since December 31, 2011: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming Heartland Bank or a Subsidiary as the secured party or mortgagee (unless by written agreement to the contrary).

(c)           The allowance for loan and lease losses and the carrying value for real estate owned which are shown on the Heartland Financial Statements are, in the judgment of management of Heartland, adequate in all respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

(d)           None of the investments reflected in the Heartland Financial Statements as of and for the twelve-months ended December 31, 2011, and none of the investments made by any Subsidiary of Heartland since December 31, 2011 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither Heartland nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States of the United States and their political subdivisions, and other investment securities classified as “held to maturity” held by Heartland and Heartland Bank, as reflected in the latest balance sheet in the Heartland Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States of the United States and their political subdivisions, and other investment securities classified as “available for sale” held by Heartland and Heartland Bank, as reflected in the latest balance sheet in the Heartland Financial Statements, are carried in the aggregate at market value. Provisions for losses have been made on all such securities that have had a decline in value deemed “other than temporary” as defined in SEC Staff Accounting Bulletin No. 59.

(e)           Except for customer deposits, ordinary trade payables, Federal Home Loan Bank borrowings, and obligations with respect to the Heartland Preferred Stock and the Debt Securities (as defined in Section 5.21), neither Heartland nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.13 No Shareholder Rights Plan. Heartland has no outstanding shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Heartland or which reasonably could be considered an anti-takeover mechanism.

3.14 Employee Benefit Plans.

(a)           With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which Heartland is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with Heartland under Code Section 414(c), and all other entities which together with Heartland are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which Heartland or any ERISA Affiliate participates as a participating employer, or to which Heartland or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of Heartland or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2006 (individually, “Heartland Plan” and collectively, “Heartland Plans”), represents and warrants, except as set forth in the Heartland Disclosure Schedule:

(i)           All such Heartland Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii)           All Heartland Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan either (A) has received a determination letter from the Internal Revenue Service upon which Heartland may rely regarding such plan’s tax qualified status under the Code, or (B) is a pre-approved volume submitter or prototype plan that is the subject of an opinion letter issued by the Internal Revenue Service.

(iii)           All Heartland Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have, in all material respects, been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2008, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv)           All options to purchase shares of Heartland Common Stock were granted with a per share exercise price that was not less than the “fair market value” of Heartland Common Stock on the date of such grant, as determined in accordance with the terms of the applicable Heartland Plan (the “Heartland Stock Options”). All Heartland Stock Options, restricted stock units, and shares of restricted stock have, been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation or inquiry by any governmental agency or authority or by Heartland (directly or indirectly) with respect to Heartland’s stock option or restricted stock granting practices or other equity compensation practices.

(v)           No Heartland Plan (or its related trust) holds any stock or other securities of Heartland.

(vi)           Neither Heartland, an ERISA Affiliate nor any fiduciary as defined in ERISA Section 3(21)(A) of a Heartland Plan has engaged in any transaction that may subject Heartland, any ERISA Affiliate or any Heartland Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(vii)           All obligations required to be performed by Heartland or any ERISA Affiliate under any provision of any Heartland Plan have been performed by it in all material respects and, neither Heartland nor any ERISA Affiliate is, in any material respect, in default under or in violation of any provision of any Heartland Plan.

(viii)           All required reports and descriptions for the Heartland Plans have, in all material respects, been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code with respect to all Heartland Plans have been proper as to form and timely given.

(ix)           No event has occurred which would reasonably constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any Heartland Plan.

(x)           There are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending, threatened or currently in process by any governmental agency involving any Heartland Plan.

(xi)           There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against Heartland or any ERISA Affiliate in connection with any Heartland Plan or the assets of any Heartland Plan.

(xii)           Any Heartland Plan may be amended and terminated at any time without any material liability and these rights have always been maintained by Heartland and its ERISA Affiliates.

(b)           Heartland has provided or made available to Horizon true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following Heartland Plans, as applicable:

(i)           All current pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all current summary plan descriptions thereof (including any modifications thereto);

(ii)           All current employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance, and collective bargaining, agreements, arrangements or understandings;

(iii)           All current executive and other incentive compensation plans, programs and agreements;

(iv)           All current group insurance, medical, and prescription drug arrangements, policies or plans;

(v)           All other current incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Heartland for its current or former directors, officers or employees;

(vi)           All reports filed with the Internal Revenue Service or the Department within the preceding three (3) years by Heartland or any ERISA Affiliate with respect to any Heartland Plan;

(vii)           All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs; and

(viii)           Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates.

(c)           Except as disclosed in the Heartland Disclosure Schedule, no current or former director, officer or employee of Heartland or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any Heartland Plans that are welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with Heartland or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to commence receiving, a disability benefit under a long-term or short-term disability plan that is a Heartland Plan maintained by Heartland or an ERISA Affiliate.

(d)           With respect to all Heartland Plans that are group health plans as defined in ERISA Section 607(1), sponsored or maintained by Heartland or any ERISA Affiliate, no director, officer, employee or agent of Heartland or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Heartland or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by Heartland or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e)           Except as disclosed in the Heartland Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Heartland or any ERISA Affiliate, and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f)           No Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored or maintained by Heartland or any ERISA Affiliate.

(g)           Except as contemplated in this Agreement or as disclosed in the Heartland Disclosure Schedule, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h)           Heartland and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.

(i)           To the extent applicable, all of the Heartland Plans have been funded in accordance with the minimum funding requirements of ERISA Section 302 and Code Section 412, and effective January 1, 2009, ERISA Section 303 and Code Section 430 to the extent applicable, and no funding requirement has been waived, nor does Heartland or any ERISA Affiliate have any liability or potential liability as a result of the underfunding of, or termination of any such plan by Heartland or any ERISA Affiliate.

(j)           Except as disclosed in the Heartland Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), Heartland, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k)           Neither Heartland nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way Heartland Plans.

(l)           The Heartland Deferred Compensation Master Plan Agreement was terminated and replaced by the Salary Continuation Agreements discussed under Section 5.18, and no benefits are due to any individual under such terminated Deferred Compensation Master Plan Agreement.

3.15 Obligations to Employees. All material obligations and liabilities of and all payments by Heartland or any ERISA Affiliate and all Heartland Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Heartland or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) Heartland Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the Heartland Financial Statements and the books, statements and records of Heartland.

3.16 Taxes, Returns and Reports. Each of Heartland and its Subsidiaries has since January 1, 2007 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Heartland has established, and shall establish in the Subsequent Heartland Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the Heartland Financial Statements adequate to cover all of Heartland’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Heartland nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Heartland Financial Statements (as hereinafter defined in Section 5.10(a)) or as accrued or reserved for on the books and records of Heartland or its Subsidiaries. Neither Heartland nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Heartland or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.17 Deposit Insurance. The deposits of Heartland Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and Heartland or Heartland Bank has paid, prepaid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.18 Insurance. Section 3.18 to the Heartland Disclosure Schedule contains a true, accurate and complete list of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Heartland or any of its Subsidiaries on the date hereof or with respect to which Heartland or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.19 Books and Records. The books and records of Heartland are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Heartland on a consolidated basis set forth in the Heartland Financial Statements.

3.20 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of Heartland’s attorneys and accountants and the contractually-agreed fees and expenses of Heartland’s investment bankers under agreements identified on Heartland’s Disclosure Schedule, all of which shall be paid or accrued by Heartland at or prior to the Effective Time, no agent, broker or other Person acting on behalf of Heartland or under any authority of Heartland is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

3.21 Interim Events. Except as otherwise permitted hereunder or disclosed on the Heartland Disclosure Schedule, since December 31, 2011, neither Heartland nor any of its Subsidiaries has:

(a)           experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on Heartland;

(b)           Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or $500,000 in the aggregate;

(c)           Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(ii) hereof;

(d)           Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e)           Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Heartland or a Subsidiary;

(f)           Increased the salary of (or granted any bonus to) any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g)           Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h)           Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i)           Incurred, assumed or guaranteed any material obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j)           Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Heartland Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k)           Canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l)           Entered into any transaction, contract or commitment other than in the ordinary course of business;

(m)           Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

(n)           Conducted its business in any manner other than substantially as it was being conducted as of December 31, 2011.

3.22 Insider Transactions. Since December 31, 2008, no officer or director of Heartland or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Heartland or any Subsidiary or in any liability, obligation or indebtedness of Heartland or any Subsidiary, except for deposits of Heartland Bank, securities issued by Heartland, and interests in compensatory arrangements.

3.23 Indemnification Agreements.

(a)           Neither Heartland nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of Heartland or the charter documents of a Subsidiary.

(b)           Since January 1, 2006, no claims have been made against or filed with Heartland or any of its Subsidiaries nor have any claims been threatened against Heartland or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Heartland or any of its Subsidiaries.

3.24 Shareholder Approval. Only the affirmative vote of the holders of a majority of the Heartland Common Stock is required for shareholder approval of this Agreement and the Merger.

3.25 Intellectual Property.

(a)           Heartland and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by Heartland or its Subsidiaries in their respective businesses as currently conducted. Neither Heartland nor any of its Subsidiaries has (A) licensed any Intellectual

Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)           Heartland and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2006. There is no claim asserted or threatened against Heartland and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c)           To the knowledge of Heartland, no third party has infringed, misappropriated or otherwise violated Heartland or its Subsidiaries’ Intellectual Property rights since January 1, 2006. There are no claims asserted or threatened by Heartland or its Subsidiaries, nor has Heartland or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d)           To the extent Heartland has designated any of its information, materials or processes a trade secret, Heartland and its Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e)           For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.26 Community Reinvestment Act. Heartland Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.27 Bank Secrecy Act. Neither Heartland nor Heartland Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.28 Agreements with Regulatory Agencies. Except as disclosed by the Heartland Disclosure Schedule, neither Heartland nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2006, a recipient of any supervisory letter from, or since January 1, 2006, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the Heartland Disclosure Schedule (a “Heartland Regulatory Agreement”), nor has Heartland or any of its Subsidiaries been advised since January 1, 2006, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Heartland Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Heartland or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Heartland or any of its Subsidiaries.

3.29 Internal Controls. Heartland and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since December 31, 2009, (i) through the date hereof, neither Heartland nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Heartland or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Heartland or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Heartland or any of its Subsidiaries, whether or not employed by Heartland or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Heartland or any of its officers, directors, employees or agents to the Board of Directors of Heartland or any committee thereof or to any director or officer of Heartland.

3.30 Fiduciary Accounts. Heartland and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Heartland nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to Heartland’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.31 Certificate of Deposit Brokerage Operations. With respect to the CD brokerage operations of Heartland Bank, the books and records accurately reflect all transactions of the business, including all purchases and sales of CDs and all current customer positions, and has been operated in compliance with all applicable laws, all customer agreements and all Heartland Bank policies and procedures.

3.32 Opinion of Financial Advisor. The Board of Directors of Heartland, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Donnelly, Penman & Partners (“DP&P”), that the Exchange Ratio is fair to the shareholders of Heartland from a financial point of view.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF HORIZON

On or prior to the date hereof, Horizon has delivered to Heartland a schedule (the “Horizon Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

For the purpose of this Agreement, and in relation to Horizon and its Subsidiaries (as such term is defined below), a “Material Adverse Effect on Horizon” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value or business of Horizon and its Subsidiaries on a consolidated basis, or (ii) would materially impair the ability of Horizon to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on Horizon shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Horizon and its Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of Horizon Common Stock, by itself, be considered to constitute a Material Adverse Effect on Horizon and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying or caused by such decline has resulted in a Material Adverse Effect).

For the purpose of this Agreement, and in relation to Horizon, “knowledge” means those facts that are actually known by the directors or executive officers of Horizon and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to Horizon, its “Subsidiaries” shall mean any entity which is required to be consolidated with Horizon for financial reporting purposes pursuant to GAAP.

Accordingly, Horizon represents and warrants to Heartland as follows, except as set forth in the Horizon Disclosure Schedule:

4.01 Organization and Authority.

(a)           Horizon is a corporation duly organized and validly existing under the laws of the State of Indiana and is a registered bank holding company under the BHC Act. Horizon has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Horizon has previously provided Heartland with a complete list of its Subsidiaries.

Except for its Subsidiaries, FHLB stock, and one share of the Indiana Statewide Certified Development Corp., Horizon owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)           Horizon Bank is a national bank chartered and existing under the laws of the United States. Horizon Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to Heartland, Horizon Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)           Each of Horizon’s Subsidiaries other than Horizon Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02 Authorization.

(a)           Horizon has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(d), (e), (f) and (k) hereof. As of the date hereof, Horizon is not aware of any reason why the approvals set forth in Section 7.01(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e)(i) or (ii). This Agreement and its execution and delivery by Horizon have been duly authorized and approved by the Board of Directors of Horizon and, assuming due execution and delivery by Heartland, constitutes a valid and binding obligation of Horizon, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)           Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of Horizon or the charter documents of any of Horizon’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Horizon or any of its Subsidiaries is a party or by which Horizon or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Heartland) or any other adverse interest, upon any right, property or asset of Horizon or any of its Subsidiaries which would be material to Horizon; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Horizon or any of its Subsidiaries is bound or with respect to which Horizon or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)           Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Horizon.

4.03 Capitalization. As of the date of this Agreement, the authorized capital stock of Horizon consists of (i) 22,500,000 shares of Horizon common stock, 4,969,466 shares of which are issued and outstanding (and which includes shares of restricted stock), (ii) 1,000,000 shares of preferred stock, 12,500 of which are issued and outstanding as Senior Noncumulative Perpetual Preferred Stock, Series B, $.01 par value, (iii) options to purchase 66,000 shares of Horizon common stock, and (iv) warrants to purchase 318,282.02 shares of Horizon common stock. Such issued and outstanding shares have been duly and validly authorized by all necessary corporate action of Horizon, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights. Each share of Horizon common stock is entitled to one vote per share. A description of the Horizon common stock is contained in the Articles of Incorporation of Horizon.

4.04 Compliance with Law.

(a)           None of Horizon or any of its Subsidiaries is currently in violation of, and since January 1, 2008, none has been in violation of, of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on Horizon. Horizon and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on Horizon.

(b)           Set forth on the Horizon Disclosure Schedule is a list of all agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of Horizon or its Subsidiaries which presently are binding upon or require action by Horizon or its Subsidiaries, and all documents relating thereto have been made available to Heartland, including, without limitation, all correspondence, written communications and written commitments related thereto. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Horizon or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Horizon or any of its Subsidiaries.

(c)           Since the enactment of the Sarbanes-Oxley Act, Horizon has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d)           All of the existing offices and branches of Horizon Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on Horizon.

4.05 Accuracy of Statements Made and Materials Provided to Heartland. No representation, warranty or other statement made, or any information provided, by Horizon in this Agreement or, in the Horizon Disclosure Schedule (and any update thereto), and no written information which has been or shall be supplied by Horizon with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Horizon’s or Heartland’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by Horizon with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by Heartland specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

4.06 Financial Statements and Reports.

(a)           Horizon has delivered to Heartland copies of the following financial statements and reports of Horizon and its Subsidiaries, including the notes thereto (collectively, the “Horizon Financial Statements”):

(i)           Consolidated Balance Sheets and the related Consolidated Statements of Income, Consolidated Statements of Cash Flows, and Consolidated Statements of Changes in Shareholders’ Equity of Horizon as of and for the fiscal years ended December 31, 2008, 2009, and 2010;

(ii)           internal (unaudited) consolidated balance sheet and income statement as of and for the year ended December 31, 2011 (without footnotes); and

(iii)           Call Reports (“Call Reports”) for Horizon Bank as of the close of business on December 31, 2009, 2010 and 2011.

(b)           The Horizon Financial Statements present fairly the consolidated financial position of Horizon as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of Horizon and its Subsidiaries. The Horizon Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)           Since December 31, 2011, on a consolidated basis, Horizon and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice, or experienced any events, changes, developments, or occurrence that have had, or are reasonably likely to have, a Material Adverse Effect on Horizon.

4.07 Absence of Undisclosed Liabilities. Except (i) as provided in the Horizon Financial Statements, (ii) for unfunded loan commitments and obligations on letters of credit to customers of Horizon’s Subsidiaries made in the ordinary course of business, (iii) for trade payables incurred in the ordinary course of business, (iv) for the transactions contemplated by this Agreement, and (v) any other transactions which would not result in a material liability; none of Horizon or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease or license that except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect on Horizon, nor to Horizon’s knowledge does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of Horizon or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on Horizon.

4.08 Adequacy of Reserves. The reserves, the allowance for loan and lease losses and the carrying value for real estate owned which are shown on the Horizon Financial Statements are, in the judgment of management of Horizon, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

4.09 Litigation and Pending Proceedings.

(a)           Except for lawsuits described in the Horizon Disclosure Schedule, lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on Horizon, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against Horizon or any of its Subsidiaries or threatened in any court or before any government agency or authority, arbitration panel or otherwise against Horizon or any of its Subsidiaries.

(b)           Neither Horizon nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.10 Taxes, Returns and Reports. Each of Horizon and its Subsidiaries has since January 1, 2009 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Horizon has established, and shall establish in the Subsequent Horizon Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the Horizon Financial Statements adequate to cover all of Horizon’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Horizon nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Horizon Financial Statements (as hereinafter defined in Section 5.10(b)) or as accrued or reserved for on the books and records of Horizon or its Subsidiaries. Neither Horizon nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as disclosed in the Horizon Disclosure Schedule, no federal, state or local tax returns of Horizon or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

4.11 Deposit Insurance. The deposits of Horizon Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and Horizon or Horizon Bank has paid, prepaid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.12 Horizon Securities and Exchange Commission Filings. Horizon has filed all reports and other filings with the SEC required to be filed by it (“SEC Reports”). All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by Horizon, and to the knowledge of Horizon, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.13 Bank Secrecy Act. Neither Horizon nor Horizon Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

4.14 No Shareholder Approval. No vote or consent of any of the holders of Horizon’s capital stock is required by law, stock purchase agreement, or NASDAQ listing requirements for Horizon to enter into this Agreement and to consummate the Merger.

4.15 Community Reinvestment Act. Horizon Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

ARTICLE V.

CERTAIN COVENANTS

Heartland covenants and agrees with Horizon and covenants and agrees to cause its Subsidiaries to act as follows (and Horizon covenants and agrees with Heartland as follows):

5.01 Shareholder Approval. Heartland shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Heartland as soon as reasonably practicable after the date of this Agreement and the effectiveness of the Registration Statement. Subject to Section 5.06 hereof, the Board of Directors of Heartland shall recommend to Heartland’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from Heartland’s shareholders. Additionally, each director of Heartland and Heartland Bank shall agree to vote any shares of Heartland Common Stock he or she owns in favor of the Merger pursuant to the agreement attached hereto as Exhibit 5.01.

5.02 Other Approvals.

(a)           Heartland shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist Horizon in procuring upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b)           Heartland will use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the Heartland Disclosure Schedule and to which Heartland and Horizon agree are material.

(c)           Any written materials or information provided by Heartland to Horizon for use by Horizon in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03 Conduct of Business.

(a)           After the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of Heartland and its Subsidiaries shall: (1) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (2) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (3) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (4) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business; and (5) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on Heartland. Specifically, by way of example but not limitation, after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Heartland will not, and will cause its Subsidiaries to not, without the prior written consent of Horizon:

(i)           make any changes in its capital stock (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification), authorize a class of stock, or (other than in connection with the issuance of Heartland Common Stock pursuant to the RSUs) issue any stock, or redeem any of its outstanding shares of common stock or other securities;

(ii)           distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders, except that each of the Subsidiaries may pay cash dividends to Heartland in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Heartland and expenses of the Merger (including payments on Heartland’s trust preferred obligations and the Heartland Preferred Stock);

(iii)           purchase or otherwise acquire any investment security for their own account that exceeds $1,000,000 individually or purchase or otherwise acquire any security other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by United States governmental or other governmental agencies, in either case having an average remaining life of three (3) years or less, or sell any investment security owned by them other than sales made in the ordinary course of business as previously conducted during the past three (3) years and in accordance with applicable laws and regulations or engage in any activity that would be inconsistent with the classification of investment securities as either “held to maturity” or “available for sale”;

(iv)           make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of Heartland or any Subsidiary and classified as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful” or “Loss” in an amount in excess of $250,000. Heartland Bank also shall not make, renew, modify, amend, or extend the maturity of (1) any commercial Loan in excess of $250,000, (2) any 1 to 4 family, residential mortgage Loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained) or any other 1 to 4 family, residential mortgage Loan in excess of $250,000, (3) any consumer Loan in excess of $50,000; (4) any home equity Loan or line of credit in excess of $100,000, (5) any credit card account in excess of $5,000; or (6) any Loan participation, except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount; provided, that Heartland may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of Horizon shall be provided with notice of the proposed action in writing and Horizon shall not provide written objection to the taking of such proposed action within three (3) business days of being provided with such notice (the lack of such objection being deemed prior written consent of Horizon for purposes of this Section); and provided, further, that Heartland shall be entitled to close the unfunded loans listed in Section 5.03(a)(iv) of the Heartland Disclosure Schedule prior to the Closing pursuant to the terms and conditions described in Section 5.03(a)(iv) of Heartland’s Disclosure Schedule;

(v)           acquire any assets of any other person by any means (other than personal property acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness owed to Heartland Bank) or foreclose upon or otherwise take title to or possession or control of, any real property without first obtaining a Phase I environmental report thereon, prepared by a reliable and qualified person or firm acceptable to Horizon, which indicates that the real property is free of pollutants, contaminants or hazardous materials; provided, however, that neither Heartland nor Heartland Bank shall be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless Heartland has reason to believe that such property might contain such hazardous materials or otherwise might be contaminated;

(vi)           except for normal annual compensation increases not to exceed 3.0% granted to employees and except as contemplated by this Agreement (including severance and change in control payments anticipated to be paid by Horizon as described in Section 6.03 hereof), pay or agree to pay, conditionally or otherwise, any additional compensation (including bonuses) or severance benefit or otherwise make any changes with respect to the fees or compensation payable (or to become payable) to consultants, directors, officers or salaried employees or, except as required by law and except as contemplated by this Agreement, adopt or make any change in any Heartland Plan or other arrangement (including any agreement for indemnification) or payment made to, for or with any of such consultants, directors, officers or employees;

(vii)           fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(viii)           except for obligations disclosed in this Agreement, short-term FHLB advances, federal funds purchased by Heartland Bank, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Heartland Financial Statements or the Subsequent Heartland Financial Statements, borrow any money or incur any indebtedness in an aggregate amount exceeding $50,000;

(ix)           change in its accounting methods, except as may be necessary and appropriate to conform to (1) changes in tax law requirements, (2) changes in GAAP or regulatory accounting principles, as required by Heartland’s independent auditors or its regulatory authorities, or (3) changes requested by Horizon pursuant to this Agreement;

(x)           make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes;

(xi)           enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(iv) hereof and legal, accounting and investment banking or financial advisory fees related to the Merger) requiring payments by Heartland or any of its Subsidiaries which exceed $50,000, whether individually or in the aggregate (other than trade payables or otherwise incurred in the ordinary course of business) or which have a term of two (2) years or longer;

(xii)           except as required by applicable law or regulation: (1) implement or adopt any material change in its interest rate risk management or hedging policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

(xiii)           take any action that would change Heartland Bank’s loan loss reserves that is not in compliance with Heartland Bank’s policy and past practices consistently applied and in compliance with GAAP;

(xiv)           except as already committed orally or in writing as of the date of this Agreement, cancel, release or compromise any indebtedness in excess of $50,000 owing to Heartland or any Subsidiary or any claims which Heartland or any Subsidiary may possess, or voluntarily waive any material rights with respect thereto;

(xv)           settle any litigation or claims against Heartland or any Subsidiary unless settlement does not require Heartland or any Subsidiary to pay any monies, incur any obligation or admit any wrongdoing or liability;

(xvi)           (1) take any action reasonably likely to prevent or impede the Merger or the Bank Merger; or (2) take any action that is intended or is reasonably likely to result in (A) any of its representations or warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in this Agreement not being satisfied, or (C) a breach of any provision of this Agreement; except, in each case, as may be required by applicable law;

(xvii)           increase or decrease the rate of interest paid by Heartland Bank on any deposit product, including without limitation on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

(xviii)           agree or commit to do, or enter into any contract regarding, anything that would be precluded by this Section.

5.04 Insurance. Heartland and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by Heartland or its Subsidiaries as of the date of this Agreement.

5.05 Accruals for Loan Loss Reserve and Expenses.

(a)           Prior to the Effective Time, Heartland shall and shall cause its Subsidiaries to make, consistent with GAAP and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Heartland and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)           Heartland recognizes that Horizon may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), from and after the date hereof Heartland shall consult and cooperate in good faith with Horizon with respect to conforming the loan and accounting policies and practices of Heartland to those policies and practices of Horizon for financial accounting and/or income tax reporting purposes.

(c)           Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), Heartland shall consult and cooperate in good faith with Horizon with respect to determining the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of Heartland’s expenses of the Merger.

(d)           Heartland’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at Horizon’s request in compliance with Section 5.05.

5.06 Acquisition Proposals.

(a)           Heartland will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives (including DP&P) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, Heartland shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which Heartland or any of its Subsidiaries is a party (other than any involving Horizon).

(b)           Except as permitted in this Section 5.06, Heartland shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives (including DP&P) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by Heartland’s shareholders, if Heartland receives a bona fide Acquisition Proposal that the Heartland Board of Directors determines in good faith constitutes a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of Heartland’s obligations under this Section 5.06, Heartland may furnish, or cause to be furnished, non-public information with respect to Heartland and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to Horizon prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the Heartland Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Heartland’s shareholders under applicable law and (B) prior to taking such action, Heartland has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal that contains a standstill agreement on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06 by any representative (including DP&P) of Heartland or its Subsidiaries shall be a breach of this Section 5.06 by Heartland.

(c)           Neither the Heartland Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to Horizon or propose to withdraw or modify in a manner adverse to Horizon (or take any action inconsistent with) the recommendation by such Heartland Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit Heartland or Heartland Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of Heartland’s shareholders to approve the Merger, the Heartland Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided, that the Heartland Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Heartland under applicable Law, and provided, further, that the Heartland Board of Directors may not effect such an Adverse Recommendation Change unless (A) the Heartland Board shall have first provided prior written notice to Horizon (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new ten (10) business day period) and (B) Horizon does not make, within ten (10) business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the

Heartland Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the Heartland Board’s fiduciary duties to the shareholders of Heartland under applicable law. Heartland agrees that, during the ten (10) business day period prior to its effecting an Adverse Recommendation Change, Heartland and its officers, directors and representatives shall negotiate in good faith with Horizon and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Horizon.

(d)           In addition to the obligations of Heartland set forth in paragraphs (a), (b) and (c) of this Section 5.06, Heartland shall as promptly as possible, and in any event within two (2) business days after Heartland first obtains knowledge of the receipt thereof, advise Horizon orally and in writing of (i) any Acquisition Proposal or any request for information that Heartland reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry Heartland reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to Heartland any offer, material change, modification or development to a previously made offer, letter of intent or any other material development, Heartland (or its outside counsel) shall (A) advise and confer with Horizon (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide Horizon with true, correct and complete copies of any document or communication related thereto.

(e)           For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of Heartland and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of Heartland or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of Heartland or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Heartland, Heartland Bank or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of Heartland, Heartland Bank, or any of Heartland’s other Subsidiaries or of any resulting parent company of Heartland or Heartland Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Horizon of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(f)           For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the Heartland Board determines in good faith (after having received the advice of its financial advisors), to be (i) materially more favorable to the shareholders of Heartland from a financial point of view and its other constituencies than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by Horizon in response to such offer or otherwise)) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07 Press Releases. Horizon and Heartland shall use reasonable efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except where (and to the extent that) such prior consultation is not reasonably possible due to time considerations in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of NASDAQ, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.08 Material Changes to Disclosure Schedules. Heartland shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Heartland Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Heartland Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Heartland contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Heartland Disclosure Schedule unless Horizon shall have first consented in writing with respect thereto.

5.09 Access; Information.

(a)           Horizon and Heartland, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. Horizon and Heartland, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of Heartland or Horizon or either of their Subsidiaries.

(b)           No investigation by Horizon or Heartland shall affect the representations and warranties made by Heartland or Horizon herein.

(c)           Any confidential information or trade secrets received by Horizon, Heartland or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by Horizon or Heartland, as applicable, or at Horizon’s or Heartland’s request, returned to Horizon or Heartland, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by Horizon or Heartland, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.08 hereof). This Section 5.09 will not require the disclosure of any information to Horizon or Heartland which would be prohibited by law.

(d)           In order to provide for a smooth transition after the Closing beginning on the date of this Agreement, the President of Horizon, or his designees, shall be entitled to receive notice of and to attend all regular and special meetings of the Board of Directors and all committees of Heartland and any of its Subsidiaries, including, without limitation, the loan committee, asset/liability committee, investment committee, the executive committee, and any other committee of Heartland or its Subsidiaries, except that any such Persons shall be excluded from the portion of any meeting where this Agreement, the transactions contemplated by this Agreement, or an Acquisition Proposal are being discussed, or information that would be covered by attorney-client privilege. Heartland shall also provide Horizon with copies of minutes and consents from all such Board and committee meetings no later than seven (7) days thereafter.

5.10 Financial Statements.

(a)           As soon as internally available after the date of this Agreement, Heartland will deliver to Horizon any additional audited consolidated financial statements which are prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of Heartland prepared for its internal use, Heartland Bank’s Call Reports for each quarterly period completed prior to the Effective Time, all other financial reports or statements submitted to regulatory authorities after the date hereof, and all other financial statements and financial information reasonably requested by Horizon (collectively, “Subsequent Heartland Financial Statements”). The Subsequent Heartland Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP (to the extent applicable) and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financial statements or Call Report information for the absence of notes and/or year end adjustments).

(b)           As soon as internally available after the date of this Agreement, Horizon will deliver to Heartland any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of Horizon (collectively, “Subsequent Horizon Financial Statements”). The Subsequent Horizon Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financial statements or Call Report information for the absence of notes and/or year end adjustments).

5.11 Environmental.

(a)           If requested by Horizon, Heartland will cooperate with an environmental consulting firm designated by Horizon that is reasonably acceptable to Heartland (the “Designated Environmental Consultant”) in connection with the conduct, at any time after the date hereof (the “Investigation Period”), by the Designated Environmental Consultant of Phase I environmental site assessments and any other investigation reasonably requested by Horizon on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by Heartland or any of its Subsidiaries as of the date of this Agreement or acquired thereafter, including OREO. Horizon will proceed with such assessments, testing and investigations as soon as reasonably practicable after the date of this Agreement and will diligently work to pursue such assessments, testing and investigations through completion. Horizon shall furnish true and complete copies of any reports of the Designated Environmental Consultant that it receives with respect to any Heartland property, promptly upon Horizon's receipt of such reports. Horizon shall be responsible for the costs of the Phase I environmental site assessments, and Horizon and Heartland shall each bear 50% of the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the Designated Environmental Consultant.

(b)           If the Designated Environmental Consultant’s good faith estimate, based upon the results of the Phase I environmental studies and other diligence and investigation conducted by the Designated Environmental Consultant, of the dollar amount, if any, that Heartland and its Subsidiaries would be required to expend due to a violation of applicable Environmental Laws for all of the Heartland properties (the “Environmental Liabilities”) for clean-up and remediation relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to Heartland’s or its Subsidiaries’ owned or leased real properties (including OREO) or any adjoining properties (the “Estimated Clean-Up Costs”), is in excess of $50,000 (the “Environmental Liability Threshold”), Horizon shall deliver to Heartland (not later than ten (10) business days of its receipt of the Designated Environmental Consultant’s good faith estimate) a written notice (an “Environmental Cost Notice”) describing the nature of such Environmental Liabilities and the course of action proposed to be taken by Horizon or its Subsidiaries (if it were to become the owner of such properties as a result of the Merger) to remediate or otherwise address the environmental problems and providing an estimate of the out of pocket cost of such remediation expected to be incurred (if different from the Estimated Clean-Up Costs). If Heartland disagrees with Horizon’s estimate of the amount of out of pocket costs of such remediation or the course of action proposed by Horizon, Heartland shall deliver to Horizon a written notice of such objection (an “Environmental Cost Objection”) within five (5) business days of Heartland's receipt of the Environmental Cost Notice. No later than five (5) business days following Horizon’s receipt of an Environmental Cost Objection, one or more members of senior management of Horizon and Heartland having authority to resolve the dispute shall meet (in person or by telephone) and shall negotiate in good faith in an attempt to resolve the difference set forth in the Environmental Cost Objection. Regardless of whether the parties reach a resolution of the dispute within two (2) business days of the first such meeting, subsection (c) shall apply.

(c)           The Estimated Clean-up Costs shall be deemed to have been established for purposes of this Section 5.11: (i) if Horizon does not receive an Environmental Cost Objection, as of the last date that an Environmental Cost Objection would have been timely under subsection (b) above, or (ii) if an Environmental Cost Objection is delivered to Horizon and finally resolved as set forth in subsection (b) hereof or if it remains unresolved under such subsection (in which event the Estimated Clean-Up Costs shall be as set forth in the Environmental Cost Notice), then as of the date of such resolution or on the third business day if unresolved (as the case may be) (as applicable, the “Environmental Costs Determination Date”). Following the establishment of the Estimated Clean-up Costs: (1) if the Estimated Clean-Up Costs as so determined are in the aggregate in excess of $50,000, then a negative adjustment to the Heartland Consolidated Common Stockholders Equity in an amount equal to the amount of such excess over $50,000 shall be made for purposes of determining whether an adjustment to the Exchange Ratio under Section 2.02(a) is required; and (2) if the Estimated Clean-Up Costs are $500,000 or more, then either Horizon or Heartland shall have the right to either (A) terminate this Agreement pursuant to Section 8.01(c)(iv) or Section 8.01(d)(iv), respectively, which termination right shall be such party’s sole remedy in such event, or (B) elect to make a negative adjustment to the Heartland Consolidated Common Stockholders Equity in an amount equal to the difference between the Estimated Clean-Up Costs and $50,000 for purposes of determining whether an adjustment to the Exchange Ratio under Section 2.02(a) is required.

5.12 Governmental Reports and Shareholder Information. Promptly upon its becoming available, Heartland shall furnish to Horizon one (1) copy of each financial statement, report, notice, or proxy statement sent by Heartland to any Governmental Authority or to Heartland’s shareholders, and of any order issued by any Governmental Authority in any proceeding to which Heartland is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

5.13 Adverse Actions. Heartland shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.14 Employee Benefits and Employees.

(a)           Neither the terms of Section 6.03 hereof nor the provision of any employee benefits by Horizon or any of its Subsidiaries to employees of Heartland or any of its

Subsidiaries shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Heartland or any of its Subsidiaries; or (b) prohibit or restrict Horizon or its Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

(b)           Prior to the Closing Date, Heartland shall be solely and entirely responsible for timely giving any notices to employees (including any such employees that Horizon may offer employment) under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) to the extent that such notices are required to be made as a result of any terminations of Heartland employees prior to the Effective Time of the transactions contemplated by this Agreement. Horizon agrees to assume any and all liabilities of Heartland after the Closing Date with respect to Heartland’s obligations under the WARN Act, and other applicable federal and state laws, with respect to the employees retained by Horizon.

(c)           Before Closing, with Heartland’s prior consent (which consent shall not be unreasonably withheld), Horizon may conduct such training and other programs as it may, in its reasonable discretion and at its sole expense, elect to provide for those employees who will be continuing employment with Horizon; provided, however, that such training and other programs shall not materially interfere with or prevent the performance of the normal business operations of Heartland.

5.15 Termination of Heartland 401(k) Plan. Prior to the Effective Time:

(a)           Heartland maintains the Heartland Community Bank Employee Savings Plan (the “Heartland 401(k) Plan”). Heartland shall make contributions to the Heartland 401(k) Plan between the date hereof and the Effective Time consistent with the terms of the Heartland 401(k) Plan and past practices, including, but not limited to, elective deferral contributions of those Heartland 401(k) Plan participants who are employed by Heartland or its Subsidiaries.

(b)           As soon as practicable following the execution of this Agreement, Heartland, pursuant to the provisions of the Heartland 401(k) Plan, shall, subject to review and approval by Horizon and its benefit counsel, (i) adopt resolutions to terminate, subject to the consummation of the Merger, the Heartland 401(k) Plan, consistent with the provisions of Code Section 401(k)(10), effective as of a date that is not later than the day before the Effective Time (the “Plan Termination Date”) and (ii) amend the Heartland 401(k) Plan effective as of a date not later than the Plan Termination Date to freeze participation in and benefit accruals under the Heartland 401(k) Plan and to provide that no distributions of accrued benefits shall be made from the Heartland 401(k) Plan, or its related employee benefit trust, subsequent to the Plan Termination Date until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the plan termination does not adversely affect the Heartland 401(k) Plan’s qualification for favorable income tax treatment under the Code, other than distributions required by the terms of the Heartland 401(k) Plan to be made upon retirement, death, disability, or termination of employment, or any other event, other than the plan termination, that requires a distribution from the Heartland 401(k) Plan. Notwithstanding the preceding provisions, participants with outstanding plan loans under the Heartland 401(k) Plan as of the Effective Time shall be permitted to continue repaying such outstanding loans (subject to the terms and conditions of such plan and the related loan procedures) on and after the Effective Time and until such time as plan termination distributions are paid pursuant to the preceding sentence.

(c)           As soon as practicable following the execution of this Agreement, Heartland will file, or cause to be filed, with the Internal Revenue Service an application for a favorable determination letter upon termination of the Heartland 401(k) Plan (IRS Form 5310 and related attachments) requesting the issuance to Heartland of the favorable determination letter described in the preceding paragraph (b). A copy of the competed and filed IRS Form 5310 shall be provided to Horizon prior to the Effective Time.

(d)           Any contributions due to the Heartland 401(k) Plan for the period prior to the Plan Termination Date, and not yet paid on the Plan Termination Date, will be contributed by Heartland as soon as administratively feasible following the Plan Termination Date.

(e)           Heartland shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to Heartland as described in ERISA Sec. 4.12; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Heartland 401(k) Plan.

5.16 Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans.

(a)           All fully insured welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by Heartland shall continue as separate plans after the Effective Time until such time as Horizon determines, in its sole discretion, that it will terminate any or all of such plans. Notwithstanding the foregoing, should Horizon determine, in its sole discretion, that Continuing Employees will be offered benefits under the welfare benefit and cafeteria plans sponsored by Horizon, such plans may be terminated as of the Effective Time in the sole discretion of Horizon.

(b)           As of the Effective Time, and to the extent not prohibited by applicable law, Heartland shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to Horizon and to provide Horizon all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist Horizon in the administration of such plans, unless Horizon determines that any or all of the group insurance policies should be terminated as of the Effective Time. In the event that Horizon determines not to continue any or all of Heartland’s group insurance policies, Heartland shall take, or cause to be taken, all actions necessary to terminate said policies as of the Effective Time.

(c)           From the date of this Agreement through the Effective Time Heartland shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under Heartland’s fully insured welfare benefit plans; (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation; and (iii) pay all eligible claims incurred, in accordance with the terms and conditions of such plan, under the cafeteria plan’s health and dependent care flexible spending accounts prior to the Effective Time.

(d)           As of the date of any future termination of the Heartland cafeteria plan, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the applicable components of the Horizon cafeteria plan, unless Horizon terminates the Heartland cafeteria plan at the end of the Heartland cafeteria plan’s “plan year.” In the event that Horizon terminates the Heartland cafeteria plan at a time other than at the end of the applicable plan year, benefit and compensation deferral elections in effect at that time shall be continued under the Horizon cafeteria plan, subject to subsequent changes as provided in the Horizon plan. All benefit payments related to the transferred balances shall be made in accordance with the Horizon cafeteria plan.

5.17 Reserved.

5.18 Salary Continuation Agreement. Prior to the Effective Time, Heartland Bank shall terminate each Salary Continuation Agreement between Heartland Bank and an employee (collectively, the “Salary Continuation Agreements”) in accordance with Treasury Regulation § 1.409A-3(j)(4)(ix)(B). Accrued benefits under the Salary Continuation Agreements, which are not in excess of an amount which would prevent Heartland from providing the letter of tax advice under Section 7.01(i), shall be distributed to participants at the same time as the payments required by Section 5.20 of this Agreement, subject to the closing of the Merger.

5.19 Split Dollar Endorsement Agreements. Prior to the Effective Time, Heartland Bank shall terminate, with the consent of the applicable employee, each Split Dollar Endorsement Agreement between Heartland Bank and an employee set forth in the Heartland Disclosure Schedules as being a party to such an agreement (collectively, the “Split Dollar Agreements”). The employees’ rights upon termination of the Split Dollar Agreements will be governed by the applicable terms of the Split Dollar Agreements.

5.20 Change in Control Agreements. Prior to the Effective Time, Heartland shall terminate, with the consent of the applicable employee, each Change in Control Agreement between Heartland and an employee set forth in the Heartland Disclosure Schedules as being a party to such an agreement (collectively, the “Change in Control Agreements”) in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B). Accrued benefits under the Change in Control Agreements shall be distributed to the employees after the Effective Time, subject to the closing of the Merger, pursuant to the terms of the Change in Control Agreements, as amended as of the Effective Time.

5.21 Trust Preferred Securities. Upon the Effective Time, Horizon shall assume the due and punctual performance and observance of the covenants and conditions to be performed by Heartland under the Indenture dated December 14, 2006 (the “2006 Indenture”) between Heartland and Wilmington Trust Company, as Trustee, relating to the Floating Rate Junior Subordinated Deferrable Interest Debentures due December 15, 2036 (the “Debt Securities”), and agrees to pay the principal of and premium, if any, and interest on the Debt Securities, as required by Article XI of the 2006 Indenture. In connection therewith, Horizon shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinions of counsel to the applicable trustees thereof, required to make such assumptions effective.

5.22 Heartland Bank Merger. Prior to the Effective Time, Heartland shall, and cause

Heartland Bank to, cooperate with Horizon and take such action as reasonably requested by Horizon and necessary to (i) merge Heartland Bank with and into Horizon Bank as of the Effective Time, or (ii) reconstitute the directors and officers of Heartland Bank as of the Effective Time to be the same as the directors and officers of Horizon Bank at the Effective Time plus the Heartland Director, amend the Articles of Incorporation and By-Laws of Heartland Bank as of the Effective Time to accomplish the same, and to make such other changes to Heartland Bank as Horizon may request.

5.23 Cooperation on Conversion of Systems. Heartland agrees to commence immediately after the date of this Agreement (and continue until Closing or completed) using its best efforts to ensure an orderly transfer of information, processes, systems and data to Horizon and to otherwise assist Horizon in facilitating the conversion of all of Heartland’s systems into, or to conform with, Horizon’s systems; so that, as of the Closing, the systems of Heartland are readily convertible to Horizon’s systems to the fullest extent possible without actually converting them prior to the Closing.

5.24 Installation/Conversion of Equipment. After receipt of all Regulatory Approvals and only after Horizon acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to Heartland that Horizon will at the Effective Time deliver to Heartland the certificate contemplated in Section 7.02(g), prior to Closing, at times mutually agreeable to Horizon and Heartland, Horizon may, at Horizon’s sole expense, install teller equipment, platform equipment, security equipment, and computers, at the Heartland and Heartland Bank offices, branches and ATM locations, and Heartland shall cooperate with Horizon in connection with such installation; provided, however, that such installations shall not interfere with the normal business activities and operations of Heartland or require material alterations to Heartland’s facilities.

ARTICLE VI.

COVENANTS OF HORIZON

Horizon covenants and agrees with Heartland as follows:

6.01 Approvals. Horizon shall have primary responsibility of the preparation, filing and costs of all bank regulatory applications required for consummation of the Merger, and shall file such applications as promptly as practicable and in the most expeditious manner practicable after the execution of this Agreement. Horizon shall provide to Heartland’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. Horizon shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to Horizon, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

6.02 SEC Registration.

(a)           Horizon shall file with the SEC as promptly as practicable a registration statement on an appropriate form under the 1933 Act covering the shares of Horizon Common Stock to be issued pursuant to this Agreement and shall use its best reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such registration statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to Horizon and Heartland, prepared for use in connection with the meeting of shareholders of Heartland referred to in Section 5.01 hereof, all in accordance with the rules and regulations of the SEC. Horizon shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of Horizon Common Stock.

(b)           Any materials or information provided by Horizon for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

(c)           Horizon will use reasonable best efforts to list for trading on the NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time, the shares of Horizon Common Stock to be issued in the Merger.

6.03 Employee Benefit Plans and Employee Payments.

(a)           Horizon shall make available to the officers and employees of Heartland or any Subsidiary who continue as employees of Horizon or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits as are generally available to all Horizon employees.

(b)           Horizon agrees to address any issues related to the differences between the vacation and paid time off policies of Heartland and any Subsidiary (including, but not limited to any banked paid time) and the vacation and paid time off policies of Horizon, and communicate the proposed reconciliation of the policies to the Continuing Employees prior to the Effective Time. Effective as of the later of the Effective Time or the date on which the Horizon vacation and paid time off policies are made available to the Continuing Employees, such Continuing Employees will be subject to the terms and conditions of the Horizon vacation/paid time off policy in place for similarly situated employees of Horizon, with credit given for all prior years of service with Heartland or any Subsidiary for purposes of determining vacation pay eligibility and the amount of such vacation pay.

(c)           Continuing Employees will receive credit for prior service with Heartland or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of Horizon and its Subsidiaries.

(d)           To the extent that Horizon determines, in its sole discretion, that Heartland’s employee benefit plans should be terminated, Continuing Employees shall become eligible to participate in Horizon’s employee benefit plans as soon as reasonably practicable after termination. Horizon will use its reasonable best efforts, subject to the terms of its plans and the approval of its stop-loss carrier, to: (i) avoid subjecting Continuing Employees to any waiting periods or additional pre-existing condition limitations under the health and dental plans of Horizon or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of Heartland; and (ii) to the extent that the initial period of coverage for Continuing Employees under any such Horizon employee benefit plans is not a full 12-month period of coverage, give credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding Heartland plan during the balance of such 12-month period of coverage.

(e)           To the extent permitted under the terms of any tax-qualified retirement plan maintained by Horizon after the Effective Time and subject to the terms and conditions thereof, such plan shall accept “eligible rollover distributions” (within the meaning of Code Section 402(c)(4)) of cash amounts received from the Heartland 401(k) Plan with respect to any Continuing Employees.

(f)           In accordance with Section 6.03(a) hereof, after the Effective Time, Horizon shall continue to maintain all fully insured employee welfare benefit, and cafeteria, plans currently in effect at the Effective Time, until such time as Horizon determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(g)           Until the Effective Time, Heartland or a Subsidiary of Heartland, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. Horizon or a Horizon Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of Heartland or a Subsidiary of Heartland who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of Heartland or a Subsidiary of Heartland who incurs a qualifying event before the Effective Time.

(h)           Except as provided in Section 6.03(i) below in regard to specific employees, those employees of Heartland and Heartland Bank as of the Effective Time (i) who are still employed by Heartland and who Horizon or its Subsidiaries elect not to employ after the Effective Time or who are terminated other than for cause within twelve (12) months after the Effective Date, and (ii) who sign and deliver a Termination and Release Agreement in the form attached hereto as Exhibit 6.03(h), shall be entitled to severance pay equal to one (1) week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with Heartland or Heartland Bank with a minimum of four (4) weeks and a maximum of twenty-six (26) weeks. Such employees will receive their severance in a lump-sum payment. Furthermore, any of such terminated employees shall be entitled to continuation coverage under Horizon Bank’s (or

Heartland Bank’s, if they are never employed by Horizon Bank) group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by such terminated employees. Nothing in this Section shall be deemed to limit or modify Horizon’s or Horizon Bank’s at-will employment policy or any employee’s at will employment status.

(i)           Subject to any required Regulatory Approvals related to the TARP Purchase and any limitation imposed by the Treasury or satisfaction of a condition in any Regulatory Approval related to the TARP Purchase, Horizon agrees to honor all existing written change-in-control agreements entered into before August 31, 2011, as identified in Section 6.03(i) of the Heartland Disclosure Schedule, except to the extent any such agreements shall be amended or terminated at or before the Closing (or following the Closing) with the written consent of the affected parties; provided, that no payment shall be made under such change-in-control agreements or under any other plan, arrangement or agreement applicable to the individual that would constitute an “excess parachute payment” (as such term is defined in Section 280G of the Code), and to the extent any such payment would constitute an “excess parachute payment,” the payment will be reduced to $1.00 less than the amount that would be considered an “excess parachute payment.” The parties intend that any payment of any such amounts under this subsection will qualify either for an exception to the application of Code Section 409A or will satisfy the requirements of Treasury Regulation §1.409A-3(j)(4)(ix)(B). Should Horizon become aware of any potential issues concerning the Regulatory Approval related to the TARP Purchase that would impact the obligations in this Section 6.03(i), Horizon shall notify the affected executives of Heartland within three (3) business days thereof and allow such Heartland executives to participate in the discussions with Treasury.

6.04 Adverse Actions. Horizon shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(b), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.05 D&O Insurance and Indemnification.

(a)           Horizon shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of Heartland and its subsidiaries, including of Heartland Bank (each, an “Indemnified Party”) following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such Indemnified Party would have been indemnified (or entitled to advancement of expenses) as a director or officer of Heartland or any of its Subsidiaries under applicable Indiana law or Heartland’s or any such Subsidiaries’ articles of incorporation or bylaws as in effect as of the date of this Agreement.

(b)           Horizon shall cause the persons serving as officers and directors of Heartland and its Subsidiaries (including Heartland Bank) immediately prior to the Effective Time to be covered for a period of three (3) years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by Heartland (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy”). Prior to the Effective Time, as instructed by Horizon, Heartland shall cause the applicable broker of record for its Existing Policy and its existing Crime (Bond) Policy to be assigned to Horizon’s designee. Such assignments in favor of Horizon’s designee shall be executed by Heartland with sufficient time to allow Horizon and its designee to place the insurance required by this Section. The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided, however, that Horizon shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of 150% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); and, provided, further, however, that, if notwithstanding the use of reasonable efforts to do so, Horizon is unable to maintain or obtain the insurance called for by this Section 6.05, Horizon shall obtain as much comparable insurance as is available for the Maximum Amount. Horizon’s obligations within this Section 6.05 apply solely and exclusively to the Existing Policy and the existing Crime (Bond) Policy at each policy’s current limits of insurance, as well as its other terms, conditions, exclusions and annual premium as of the date of this Agreement, and which must be continuously maintained in force by Heartland without interruption, cancellation or amendment until the Effective Time or Horizon’s obligations within this Section shall cease.

(c)           The provisions of this Section 6.05 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(d)           In the event that either Horizon or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Horizon shall assume the obligations set forth in this Section 6.05.

6.06 Material Changes to Horizon Disclosure Schedules. Horizon shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Horizon Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Horizon Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Horizon contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Horizon Disclosure Schedule unless Heartland shall have first consented in writing with respect thereto.

6.07 Governmental Reports and Shareholder Information. Promptly upon its becoming publicly available, Horizon shall furnish to Heartland one (1) copy of each financial statement, report, notice, or proxy statement sent by Horizon to any Governmental Authority or to Horizon’s shareholders generally and of each SEC Report filed by Horizon with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which Horizon is a party.

6.08 Johnson County Advisory Board. As soon as reasonably practical after the Closing Date, Horizon agrees to form a Johnson County Advisory Board and add representatives to the advisory board from the Heartland and Heartland Bank Board as mutually agreed upon.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01 Conditions Precedent to Horizon’s Obligations. The obligation of Horizon to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Horizon:

(a)           Representations and Warranties at Effective Time. Each of the representations and warranties of Heartland contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of Heartland, except for Sections 3.01 and 3.03 hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Heartland, has had or would result in a Material Adverse Effect on Heartland.

(b)           Covenants. Each of the covenants and agreements of Heartland shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)           Deliveries at Closing. Horizon shall have received from Heartland at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to Horizon, set forth in Section 10.02(b) hereof.

(d)           Registration Statement Effective. Horizon shall have registered its shares of Horizon Common Stock to be issued to shareholders of Heartland in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by Horizon. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)           Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of Horizon reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Heartland or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Horizon would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f)           Shareholder Approval. The shareholders of Heartland shall have approved and adopted this Agreement as required by applicable law and Heartland’s Articles of Incorporation.

(g)           Officers’ Certificate. Heartland shall have delivered to Horizon a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of Heartland contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of Heartland have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Heartland has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)           Tax Opinion. The Board of Directors of Horizon shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Horizon, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Heartland, except with respect to cash received by the shareholders of Heartland for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)           280G Opinion. Horizon shall have received a letter of tax advice, in a form satisfactory to Horizon, from Heartland’s outside, independent certified public accountants to the effect that any amounts that are paid by Heartland before the Effective Time, or required under Heartland’s Plans or this Agreement to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of Heartland, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(j)           Material Proceedings. None of Horizon, Heartland, or any of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal the completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(k)           Listing. The shares of Horizon Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(l)           Delinquent Loans. The aggregate amount of Heartland Delinquent Loans as of the tenth (10th) day prior to the Effective Time (the “Loan Computation Date”) shall not be $20.5 million or greater. “Heartland Delinquent Loans” shall mean the total of (i) all loans with principal or interest that are 30 to 89 days past due, (ii) all loans with principal or interest that are at least 90 days past due and still accruing, (iii) all loans with principal or interest that are nonaccruing, (iv) restructured and impaired loans, and (v) other real estate owned; provided, however, that the principal amounts of the Food Service Industry Loans described by the following sentence shall not be considered in calculating the $20.5 million limit required by this Section. Further, Heartland shall have:

(A) placed loan #101048372 in the original principal amount of $2,120,000 and loan #101048385 in the original principal amount of $100,000 made to certain related borrowers engaged in a food service business (collectively, the “Food Service Industry Loans”) on non-accrual status;

(B) as soon as reasonably practicable after the date of this Agreement, ordered a new appraisal on the real estate securing the Loans, with an appraiser that is to be mutually agreed upon by Horizon and Heartland; and

(C) based on the new appraised value, made a specific allocation to its loan loss reserve for the Food Service Industry Loans (in addition to Heartland’s normal monthly allocation for such Food Service Industry Loans) equal to the amount that results from the following formula: (Appraised value x 70%) minus (the estimated closing costs (i.e., taxes, commissions, etc.) minus the aggregate loan balances.

(m)           Termination of Data Processing Agreement. Horizon shall have concluded that the Data Processing Services Agreement, dated September 29, 2006, between Heartland Bank and Jack Henry and Associates, Inc. will expire on or before June 2012 without penalty.

(n)           Resolution of Nonordinary Course Litigation. Any non-ordinary course litigation involving Heartland or its Subsidiaries (the “Litigation”), shall have been settled or otherwise resolved by Heartland or Heartland Bank for an amount equal to or less than $250,000 (including attorneys’ fees and costs incurred after the date of this Agreement) in the aggregate, or if (a) not settled or otherwise resolved before the Closing, and (b) there are material and adverse developments in connection with the Litigation that arises after the date of this Agreement; Horizon shall have reasonably and in good faith concluded that, due to such material and adverse developments, the Litigation will result in uninsured liabilities or obligations of Heartland or its Subsidiaries (including attorneys’ fees and costs incurred after the date of this Agreement) in an amount greater than $250,000.

(o)           Dissenters. Holders of no more than 5% of the Heartland Common Stock shall have asserted dissenters' rights with respect to the Merger.

(p)           TARP Purchase. The TARP Purchase shall have occurred or be consummated at the Effective Time.

7.02 Conditions Precedent to Heartland’s Obligations. The obligation of Heartland to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Heartland:

(a)           Representations and Warranties at Effective Time. Each of the representations and warranties of Horizon contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of Horizon, except for Section 4.01, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Horizon, has had or would result in a Material Adverse Effect on Horizon.

(b)           Covenants. Each of the covenants and agreements of Horizon shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)           Deliveries at Closing. Heartland shall have received from Horizon at the Closing the items and documents, in form and content reasonably satisfactory to Heartland, listed in Section 10.02(a) hereof.

(d)           Registration Statement Effective. Horizon shall have registered its shares of Horizon Common Stock to be issued to shareholders of Heartland in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by Horizon. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)           Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f)           Shareholder Approval. The shareholders of Heartland shall have approved and adopted this Agreement as required by applicable law and Heartland’s Articles of Incorporation.

(g)           Officers’ Certificate. Horizon shall have delivered to Heartland a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of Horizon contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of Horizon have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Horizon has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)           Tax Opinion. The Board of Directors of Heartland shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Heartland, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in

Section 1.03 hereof) to each party hereto and to the shareholders of Heartland, except with respect to cash received by the shareholders of Heartland for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)           Listing. The shares of Horizon Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j)           Material Proceedings. None of Horizon, Heartland, or any Subsidiary of Horizon or Heartland, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal the completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to this Agreement or the Merger or seeking to prevent the completion of the Merger.

(k)           Fairness Opinion. Heartland shall have received the written opinion of DP&P dated as of the date of the meeting of the Board of Directors of Heartland at which this Agreement was approved confirming the oral advice described by Section 3.32 hereof, and such opinion shall, with DP&P’s consent, have been included in the proxy statement and prospectus sent to the Heartland Common Shareholders that will be part of the Registration Statement.

(l)           TARP Purchase. The TARP Purchase shall have occurred or be consummated at the Effective Time.

ARTICLE VIII.

TERMINATION OF MERGER

8.01 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a)           by the mutual written consent of Horizon and Heartland;

(b)           by either of Heartland or Horizon by written notice to the other:

(i)           if this Agreement and the Merger are not approved by the requisite vote of the shareholders of Heartland at the meeting of shareholders of Heartland contemplated in Section 5.01;

(ii)           if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial (despite the reasonable best efforts of the parties hereto to appeal or reverse such denial) has become final and non-appealable; or

(iii)           if the consummation of the Merger shall not have occurred on or before September 30, 2012 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;

(c)           by written notice from Horizon to Heartland, if:

(i)           any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii)           Heartland breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by Heartland within twenty (20) business days after Heartland’s receipt of written notice of such breach from Horizon;

(iii)           there shall have occurred after the date of this Agreement any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstance or state of facts, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on Heartland; or

(iv)           Horizon elects to exercise its right to terminate pursuant to Section 3.11(b) or Section 5.11.

(d)           by written notice from Heartland to Horizon if:

(i)           any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii)           Horizon breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by Horizon within twenty (20) business days after Horizon’s receipt of written notice of such breach from Heartland;

(iii)           there shall have occurred after the date of this Agreement any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstance or state of facts, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on Horizon; or

(iv)           Heartland elects to exercise its right to terminate pursuant to Section 5.11.

(e)           by written notice of Horizon to Heartland:

(i)           if the Heartland Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(ii)           in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(iii)           if the Heartland Board shall approve any Acquisition Proposal or publicly recommend that the holders of Heartland Common Stock accept or approve any Acquisition Proposal; or

(iv)           if Heartland shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal.

(f)           by written notice by Horizon to Heartland if a quorum could not be convened at the meeting of shareholders of Heartland contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g)           by written notice by Heartland to Horizon if, and only if both of the following conditions are satisfied at any time during the five (5) day period commencing on the Determination Date, such termination to be effective on the tenth (10th) day following the Determination Date:

(1)           The Horizon Market Value on the Determination Date is less than 15.09; and

(2)           the number obtained by dividing the Horizon Market Value by the Initial Horizon Market Value shall be less than the number obtained by dividing (A) the Final Index Price by (B) the Initial Index Price minus 0.15;

subject, however, to the following three sentences. If Heartland elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to Horizon. During the five (5) business day period commencing with its receipt of such notice, Horizon shall have the option to increase the Exchange Ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial Horizon Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15 and the denominator of which is equal to the Horizon Market Value on the Determination Date; or (ii) the quotient determined by dividing the Initial Horizon Market Value by the Horizon Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.85. If within such five (5) business day period, Horizon delivers written notice to Heartland that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Heartland of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) and all other approvals and consents necessary for consummation of the Merger have been received (disregarding any waiting period).

“Final Index Price” means the average of the daily closing value of the Index for the fifteen (15) consecutive trading days immediately preceding the Determination Date.

“Index” means the Nasdaq Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the Nasdaq Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Horizon Market Value” means $17.75, adjusted as indicated in the last sentence of this Section 8.01(g).

“Initial Index Price” means the closing value of the Index on the date of this Agreement.

“Horizon Market Value” means the average closing price per share of the Horizon common stock, rounded to the nearest cent, during the fifteen (15) consecutive trading days immediately preceding the Determination Date; provided, however, that closing prices shall only be used for days during which such shares are actually traded on The Nasdaq Stock Market.

If Horizon or any company belonging to the Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(g).

8.02 Effect of Termination.

(a)           Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Horizon or Heartland and each of their respective subsidiaries, directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in this Sections 5.06 and 8.02 and Article XI, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Agreement, including this Section 8.02, except for the amounts payable pursuant to subsections (b), (c) or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b)           Heartland shall pay to Horizon an amount in cash equal to $700,000 (the “Termination Fee”) if:

(i)           this Agreement is terminated by Horizon pursuant to Section 8.01(e); or

(ii)           this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of Heartland’s shareholders to approve the Agreement and the Merger by the requisite vote or by Horizon pursuant to Section 8.01(f) and, in each case, prior to the date that is twelve (12) months after such termination Heartland or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or

(iii)           this Agreement is terminated by either Heartland or Horizon pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve (12) months after such termination, Heartland or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(c)           Any fee due under Section 8.02(b) shall be paid by Heartland by wire transfer of same day funds:

(i)           in the case of Section 8.02(b)(i), concurrently with such termination; and

(ii)           in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), on the earlier of the date Heartland enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d)           In the event Horizon would be entitled to the Termination Fee pursuant to Section 8.02(b), then Horizon may elect, in its sole discretion, to (i) terminate this Agreement and require the payment of such Termination Fee, in which event the Termination Fee shall be the sole and exclusive remedy for such termination event and such fee shall constitute liquidated damages; provided, however, this Agreement shall not be terminated until the Termination Fee is paid in full, or (ii) not terminate this Agreement and institute a proceeding at law or in equity to specifically enforce this Agreement and/or recover all of its damages arising hereunder, including all of its costs, fees and expenses (including reasonable attorneys’ and accountants’ fees and expenses). Heartland acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Horizon would not have entered into this Agreement. Accordingly, if Heartland fails promptly to pay the Termination Fee, and, in order to obtain such payment, Horizon commences a suit that results in a judgment against Heartland for the Termination Fee, Heartland shall also pay to Horizon its reasonable costs and expenses (including attorneys’ and accountants’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time specified in the Articles of Merger of Horizon and Heartland as filed with the Indiana Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the parties shall cause the Effective Time to occur on the last business day of the month which is at least ten (10) Business Days after (a) all conditions precedent to the Merger set forth in this Agreement have been fulfilled, and (b) all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger have expired.

ARTICLE X.

CLOSING

10.01 Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place on the date determined to be the date of the Effective Time by Article IX hereof (the “Closing Date”) at a location to be reasonably determined by Horizon.

10.02 Deliveries.

(a)           At the Closing, Horizon will deliver to Heartland the following:

(i)            the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii)           copies of all approvals by government regulatory agencies necessary to consummate the Merger;

(iii)           copies of the resolutions adopted by the Board of Directors of Horizon certified by the Secretary of Horizon relative to the approval of this Agreement and the Merger;

(iv)           the tax opinion required by Section 7.02(h) hereof;

(v)           evidence of the purchase of director and officer liability insurance for the benefit of the Indemnified Persons in accordance with Section 6.05; and

(vi)           such other documents and information as Heartland or its legal counsel may reasonably request.

(b)           At the Closing, Heartland will deliver to Horizon the following:

(i)           the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii)           copies of the resolutions adopted by the Board of Directors and shareholders of Heartland certified by the Secretary of Heartland relative to the approval of this Agreement and the Merger;

(iii)           the tax opinion required by Section 7.01(h) hereof;

(iv)           the 280G opinion required by Section 7.01(i) hereof;

(vi)           a certification of the Heartland Consolidated Common Shareholders Equity as of the end of the month prior to the Effective Time from Heartland’s outside, independent certified public accountant;

(vii)           a certification of the Heartland Delinquent Loans as of the Loan Computation Date from Heartland’s CEO and CFO; and

(ix)           such other documents and information as Horizon or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01 Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. Except as provided by Section 6.05 (dealing with rights to indemnification and advancements of expenses, and the rights to insurance coverage, provided to certain persons), the representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, other than the right of Heartland, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02 Waiver; Amendment.

(a)           The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b)           This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03 Notices. All notices, requests and other communications hereunder will be in writing and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, or delivered by overnight express receipted delivery service as follows:

If to Horizon:	with a copy (which shall not constitute notice) to:
Horizon Bancorp 515 Franklin Street Michigan City, IN 46360 Attn: Craig M. Dwight President and CEO	Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, IN 46204-3535 Attn: Curt W. Hidde, Esq.
and
If to Heartland:	with a copy (which shall not constitute notice) to:
Heartland Bancshares, Inc. 420 North Morton Street Franklin, Indiana 46131 Attn: Steve L. Bechman President and CEO	Mark Barnes Law PC 5717 Fall Creek Road Indianapolis, Indiana 46220 Attn: Mark B. Barnes, Esq.

or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; or (c) if delivered by overnight express delivery service, on the next business day after deposit with such service.

11.04 Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07 Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of LaPorte County, Indiana or the United States District Court for the Northern Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.

11.08 Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated November 22, 2011, by and between the parties and the Confidentiality, Standstill and No-Hire Agreement between the parties referenced therein (together, the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.09 Survival of Representations, Warranties or Covenants. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter the parties will have no further liability with respect thereto. The covenants contained in Sections 5.06 (but only with respect to Heartland’s obligation to pay the Termination Fee after the termination of this Agreement) and 8.02 and this Article XI shall survive termination of this Agreement. The covenants contained in Sections 1.01, 1.05, 1.06, 2.04, 5.15, 5.16, 5.17, 5.18, 6.03, 6.05 and all of the provisions of this Article XI shall survive the Effective Time.

11.10 Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.11 Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when Horizon Bank, in Michigan City, Indiana, is open for the transaction of business.

11.12 Disclosure Schedules. The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect. Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule if it is readily apparent the disclosed information relates to another Section or Sections of this Agreement notwithstanding the absence of a specific cross-reference.

[Signature Page Follows.]

In Witness Whereof, Horizon and Heartland have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

Horizon Bancorp

By:	/s/ Craig M. Dwight
Craig M. Dwight, President and Chief Executive Officer

Heartland Bancshares, Inc.

By:	/s/ Steven L. Bechman
Steven L. Bechman, President and Chief Executive Officer

Table of Contents

ARTICLE I.	THE MERGER		1

	1.01	THE MERGER	1
	1.02	RESERVATION OF RIGHT TO REVISE STRUCTURE	2
	1.03	TAX FREE REORGANIZATION	2
	1.04	ABSENCE OF CONTROL	3
	1.05	BANK MERGER	3
	1.06	DISSENTERS’ RIGHTS	3

ARTICLE II.	MANNER AND BASIS OF EXCHANGE OF STOCK		4

	2.01	CONSIDERATION	4
	2.02	ADJUSTMENTS TO EXCHANGE RATIO	5
	2.03	FRACTIONAL SHARES	6
	2.04	EXCHANGE PROCEDURES	6
	2.05	ANTI-DILUTION ADJUSTMENTS	8

ARTICLE III.	REPRESENTATIONS AND WARRANTIES OF HEARTLAND		8

	3.01	ORGANIZATION AND AUTHORITY	9
	3.02	AUTHORIZATION	9
	3.03	CAPITALIZATION	10
	3.04	ORGANIZATIONAL DOCUMENTS	11
	3.05	COMPLIANCE WITH LAW	11
	3.06	ACCURACY OF STATEMENTS MADE AND MATERIALS PROVIDED TO HORIZON	12
	3.07	LITIGATION AND PENDING PROCEEDINGS	12
	3.08	FINANCIAL STATEMENTS AND REPORTS	13
	3.09	MATERIAL CONTRACTS	13
	3.10	ABSENCE OF UNDISCLOSED LIABILITIES	14
	3.11	TITLE TO PROPERTIES	15
	3.12	LOANS AND INVESTMENTS	17
	3.13	NO SHAREHOLDER RIGHTS PLAN	18
	3.14	EMPLOYEE BENEFIT PLANS	18
	3.15	OBLIGATIONS TO EMPLOYEES	22
	3.16	TAXES, RETURNS AND REPORTS	23
	3.17	DEPOSIT INSURANCE	23
	3.18	INSURANCE	23
	3.19	BOOKS AND RECORDS	23
	3.20	BROKER’S, FINDER’S OR OTHER FEES	23
	3.21	INTERIM EVENTS	24
	3.22	INSIDER TRANSACTIONS	25
	3.23	INDEMNIFICATION AGREEMENTS	25
	3.24	SHAREHOLDER APPROVAL	25
	3.25	INTELLECTUAL PROPERTY	25
	3.26	COMMUNITY REINVESTMENT ACT	26
	3.27	BANK SECRECY ACT	26
	3.28	AGREEMENTS WITH REGULATORY AGENCIES	26
	3.29	INTERNAL CONTROLS	27
	3.30	FIDUCIARY ACCOUNTS	27
	3.31	CERTIFICATE OF DEPOSIT BROKERAGE OPERATIONS	27
	3.32	OPINION OF FINANCIAL ADVISOR	27

ARTICLE IV.	REPRESENTATIONS AND WARRANTIES OF HORIZON		28

	4.01	ORGANIZATION AND AUTHORITY	28
	4.02	AUTHORIZATION	29

	4.03	CAPITALIZATION	30
	4.04	COMPLIANCE WITH LAW	30
	4.05	ACCURACY OF STATEMENTS MADE AND MATERIALS PROVIDED TO HEARTLAND	31
	4.06	FINANCIAL STATEMENTS AND REPORTS	31
	4.07	ABSENCE OF UNDISCLOSED LIABILITIES	32
	4.08	ADEQUACY OF RESERVES	32
	4.09	LITIGATION AND PENDING PROCEEDINGS	32
	4.10	TAXES, RETURNS AND REPORTS	32
	4.11	DEPOSIT INSURANCE	33
	4.12	HORIZON SECURITIES AND EXCHANGE COMMISSION FILINGS	33
	4.13	BANK SECRECY ACT	33
	4.14	NO SHAREHOLDER APPROVAL	33
	4.15	COMMUNITY REINVESTMENT ACT	33

ARTICLE V.	CERTAIN COVENANTS		34

	5.01	SHAREHOLDER APPROVAL	34
	5.02	OTHER APPROVALS	34
	5.03	CONDUCT OF BUSINESS	34
	5.04	INSURANCE	38
	5.05	ACCRUALS FOR LOAN LOSS RESERVE AND EXPENSES	38
	5.06	ACQUISITION PROPOSALS	38
	5.07	PRESS RELEASES	41
	5.08	MATERIAL CHANGES TO DISCLOSURE SCHEDULES	41
	5.09	ACCESS; INFORMATION	41
	5.10	FINANCIAL STATEMENTS	42
	5.11	ENVIRONMENTAL	43
	5.12	GOVERNMENTAL REPORTS AND SHAREHOLDER INFORMATION	44
	5.13	ADVERSE ACTIONS	44
	5.14	EMPLOYEE BENEFITS AND EMPLOYEES	44
	5.15	TERMINATION OF HEARTLAND 401(K) PLAN	45
	5.16	DISPOSITION OF FULLY INSURED WELFARE BENEFIT AND SEC. 125 PLANS	46
	5.17	RESERVED	47
	5.18	SALARY CONTINUATION AGREEMENT	47
	5.19	SPLIT DOLLAR ENDORSEMENT AGREEMENTS	47
	5.20	CHANGE IN CONTROL AGREEMENTS	47
	5.21	TRUST PREFERRED SECURITIES	47
	5.22	HEARTLAND BANK MERGER	47
	5.23	COOPERATION ON CONVERSION OF SYSTEMS	48
	5.24	INSTALLATION/CONVERSION OF EQUIPMENT	48

ARTICLE VI.	COVENANTS OF HORIZON		48

	6.01	APPROVALS	48
	6.02	SEC REGISTRATION	49
	6.03	EMPLOYEE BENEFIT PLANS AND EMPLOYEE PAYMENTS	49
	6.04	ADVERSE ACTIONS	51
	6.05	D&O INSURANCE AND INDEMNIFICATION	51
	6.06	MATERIAL CHANGES TO HORIZON DISCLOSURE SCHEDULES	52
	6.07	GOVERNMENTAL REPORTS AND SHAREHOLDER INFORMATION	52
	6.08	JOHNSON COUNTY ADVISORY BOARD	53

ARTICLE VII.	CONDITIONS PRECEDENT TO THE MERGER		53

	7.01	CONDITIONS PRECEDENT TO HORIZON’S OBLIGATIONS	53
	7.02	CONDITIONS PRECEDENT TO HEARTLAND’S OBLIGATIONS	55

ARTICLE VIII.	TERMINATION OF MERGER		57

	8.01	TERMINATION	57

	8.02	EFFECT OF TERMINATION	60

ARTICLE IX.	EFFECTIVE TIME OF THE MERGER		62

ARTICLE X.	CLOSING		62

	10.01	CLOSING DATE AND PLACE	62
	10.02	DELIVERIES	62

ARTICLE XI.	MISCELLANEOUS		63

	11.01	EFFECTIVE AGREEMENT	63
	11.02	WAIVER; AMENDMENT	63
	11.03	NOTICES	64
	11.04	HEADINGS	64
	11.05	SEVERABILITY	64
	11.06	COUNTERPARTS; FACSIMILE	64
	11.07	GOVERNING LAW; ENFORCEMENT; SPECIFIC PERFORMANCE; JURY TRIAL	64
	11.08	ENTIRE AGREEMENT	65
	11.09	SURVIVAL OF REPRESENTATIONS, WARRANTIES OR COVENANTS	65
	11.10	EXPENSES	65
	11.11	CERTAIN REFERENCES	65
	11.12	DISCLOSURE SCHEDULES	66

Index of Exhibits

Exhibit 1.01(e)	Plan of Merger
Exhibit 5.01	Voting Agreement
Exhibit 6.03(h)	Termination and Release Agreement

Exhibit 1.01(e)

Plan of Merger

between

Heartland Bancshares, Inc.

(an Indiana corporation)

and

Horizon Bancorp

(an Indiana corporation)

February 9, 2012

Plan of Merger	1

Plan of Merger

This Plan of Merger is made and entered into as of February 9, 2012, between Heartland Bancshares, Inc., an Indiana corporation with its principal office located at 420 North Morton Street, Franklin, Indiana 46131 (“Heartland”), and Horizon Bancorp, an Indiana corporation with its principal office located at 515 Franklin Street, Michigan City, Indiana 46360 (“Horizon”).

Witnesseth:

Whereas, Heartland and Horizon deem it advisable for their benefit respectively, and for the benefit of their respective shareholders, for Heartland to merge with and into Horizon pursuant to this Plan of Merger in accordance with the Indiana Business Corporation Law (“IBCL”); and

Whereas, the Boards of Directors of Heartland and Horizon have approved an Agreement and Plan of Merger, executed and delivered as of February 9, 2012 (the “Agreement and Plan of Merger”), pursuant to which Heartland has agreed to merge with and into Horizon (capitalized terms used, but not defined, in this Plan of Merger shall have the meaning ascribed to them in the Agreement and Plan of Merger).

Now, Therefore, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1.	The Holding Company Merger

Section 1.1 The Holding Company Merger. Pursuant to the terms and provisions of this Plan of Merger and the IBCL, Heartland shall merge with and into Horizon (the “Holding Company Merger”). The Holding Company Merger shall be effective upon the filing of this Plan of Merger together with Articles of Merger in the Office of the Indiana Secretary of State (the “Effective Time”).

Section 1.2 Merging Corporation. Heartland shall be the merging corporation under the Holding Company Merger and its corporate identity and existence shall cease on consummation of the Holding Company Merger.

Section 1.3 Surviving Corporation. Horizon shall be the surviving corporation in the Holding Company Merger, and the Articles of Incorporation and Bylaws of Horizon in effect prior to the Holding Company Merger shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

Article 2.	Terms of the Holding Company Merger and Conversion of Shares

Section 2.1 Effect of the Holding Company Merger. The Holding Company Merger shall have all of the effects provided by the IBCL.

Plan of Merger	2

Section 2.2 Conversion of Heartland Shares.

(a)           At the Effective Time, each share of Heartland Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of Heartland and (ii) shares held directly or indirectly by Horizon, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right to receive that number of shares of Horizon common stock, no par value (the “Merger Consideration”), that is determined in accordance with the provisions of the Agreement and Plan of Merger and disclosed by Horizon in a Current Report filed by Horizon with the Securities and Exchange Commission on Form 8-K on or about the Effective Time.

(b)           At the Effective Time, each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Heartland stock shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration, upon the surrender of such certificate or certificates in accordance with Section 2.3 of this Plan of Merger and except for the rights available to the holders of Dissenting Shares pursuant to the IBCL and Section 1.06 of the Agreement and Plan of Merger.

Section 2.3 Exchange Procedures; Surrender of Certificates.

(a)           Registrar and Transfer Company shall act as Exchange Agent in the Holding Company Merger (the “Exchange Agent”).

(b)           At or prior to the Effective Time, Horizon shall reserve a sufficient number of shares of Horizon Common Stock to be issued as part of the Merger Consideration. At the Effective Time, Horizon shall cause all shares of Heartland Common Stock held by recognized securities depositories (“street name” shares) to be exchanged for the Merger Consideration in accordance with the rules and procedures of such depositories.  As promptly as practicable after the Effective Time, but in no event more than five (5) business days thereafter, Horizon shall mail to each holder of Heartland Common Stock a letter of transmittal providing instructions as to the transmittal to Horizon of certificates representing shares of Heartland Common Stock and the issuance of shares of Horizon Common Stock in exchange therefor pursuant to the terms of this Plan of Merger.

(c)           Horizon shall cause a certificate representing that number of whole shares of Horizon Common Stock that each holder of Heartland Common Stock has the right to receive pursuant to Section 2.01 of the Agreement and Plan of Merger and a check in the amount of any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to Horizon of certificates representing such shares of Heartland Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to Horizon if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance satisfactory to Horizon. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Plan of Merger upon such delivery.

Plan of Merger	3

(d)           No dividends or other distributions on Horizon Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Heartland Common Stock converted in the Merger into the right to receive shares of such Horizon Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.3. After becoming so entitled in accordance with this Section 2.3, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Horizon Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e)           The stock transfer books of Heartland shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Heartland of any shares of Heartland Common Stock. If, after the Effective Time, Old Certificates are presented to Horizon, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to the Agreement and Plan of Merger and in accordance with the procedures set forth in this Section 2.3.

(f)           Horizon shall be entitled to rely upon Heartland’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Horizon shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(g)           If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by Horizon, the posting by such Person of a bond or other indemnity satisfactory to Horizon as indemnity against any claim that may be made against it with respect to such Old Certificate, Horizon will issue in exchange for such lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to the terms of this Plan of Merger.

(h)           Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Heartland Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Article 3.   Amendment; Termination; Assignment

Section 3.1 Amendment. At any time prior to the Effective Time, the parties to this Plan of Merger by mutual written agreement authorized by their respective Boards of Directors (and whether before or after the shareholders of Heartland have approved and adopted this Plan of Merger) may amend this Plan of Merger; provided, however, that if the shareholders of Heartland have approved and adopted this Plan of Merger, any such amendment shall not have a material adverse effect on the shareholders of Heartland.

Plan of Merger	4

Section 3.2 Termination. This Plan of Merger shall automatically terminate (whether before or after Heartland shareholder approval) upon the termination of the Agreement and Plan of Merger.

Section 3.3 Successors and Assigns. This Plan of Merger and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever. Neither this Plan of Merger nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party.

In Witness Whereof, the parties hereto have executed this Plan of Merger as of the day and year first above written.

Heartland Bancshares, Inc.

By:
Printed:
Title:

Horizon Bancorp

By:
Printed:
Title:

Plan of Merger	5

Exhibit 5.01

Voting Agreement

Each of the undersigned, being all of the Directors of Heartland Bancshares, Inc. (“Heartland”), having voted as such Director for the approval and adoption by Heartland of that certain Agreement and Plan of Merger (“Agreement and Plan of Merger”) among Heartland and Horizon Bancorp (“Horizon”), whereby Horizon will acquire all of the outstanding capital stock of Heartland in exchange for shares of Horizon common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made herein, and in order to induce Horizon to execute and deliver the Agreement and Plan of Merger to Heartland and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Agreement and Plan of Merger that the undersigned:

(a) will support the consummation of the Holding Company Merger and any merger of any Heartland subsidiaries and, subject to fiduciary duties, will recommend the Holding Company Merger for approval and adoption by the shareholders of Heartland;

(b) will vote all shares of common stock of Heartland (“Heartland Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the shareholders of Heartland or adjournments thereof, in favor of the approval and adoption of the Agreement and Plan of Merger; and

(c) until such time as the Holding Company Merger has been consummated or the Agreement and Plan of Merger has been duly terminated in accordance with the provisions thereof, will not transfer any shares of Heartland Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to Horizon a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to Horizon.

The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of Heartland Common Stock indicated beside his or her signature below.

This Agreement may be executed in one or more counterparts, each of which shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank.]

Voting Agreement	Page 1

Executed and Delivered as of February 9, 2012.

(5,148 shares)
Sharon Acton

(57,760 shares)
Steve Bechman

(41,958 shares)
Jeffrey L. Goben

(17,050 shares)
J. Michael Jarvis

(7,633 shares)
Janette Koon

(20,094 shares)
John Norton

(1,747 shares)
Steven Reed

(247 shares)
Robert Richardson

Voting Agreement	Page 2

Exhibit 6.03(h)

Termination and Release Agreement

This Termination And Release Agreement (the “Agreement”) is made and entered into by and between Horizon Bank, National Association (“Horizon Bank”) and ________________________________ (“Employee”) (collectively, the “Parties”).

The Parties agree as follows:

1.           Employee hereby voluntarily terminates employment with Horizon Bank (or one of its affiliates) and its predecessor, Heartland Community Bank (or one of its affiliates) (“Heartland Bank”), effective ________________, 2012.

2.           In consideration of the agreements and promises made by Employee in this Agreement, Horizon Bank shall pay to Employee the sum of $ ___________________, less usual and customary withholding and deductions after the expiration of the time period set forth in Section 14. Horizon Bank shall have no other continued liability to Employee for any compensation, bonuses, or benefits of employment, other than any benefits which accrued and became vested on or before the effective date of Employee’s termination, under any employee medical or dental benefit plan of Horizon Bank or Heartland Bank, or any employee pension benefit plan of Horizon Bank or Heartland Bank, but which, under the applicable plan document, are not payable until after such effective date.

3.           Employee specifically agrees that Horizon Bank has complied with all of its notification requirements under COBRA, and Horizon Bank confirms Employee may elect COBRA continuation coverage by timely returning the appropriate election form and making the necessary premium payment.

4.           In consideration of the agreements and promises made by Horizon Bank in this Agreement, Employee hereby RELEASES AND FOREVER DISCHARGES Horizon Bank and Heartland Bank and each of their respective affiliates, and each of their respective owners, officers, directors, agents, attorneys, and employees, from any and all claims, demands, liabilities, actions, or causes of action which Employee had, has, or may have on account of, arising out of, or related to: (a) Employee’s employment with Horizon Bank or Heartland Bank or the termination of Employee’s employment, including, without limitation, any and all claims, demands, liabilities, actions, or causes of action arising under the federal Fair Labor Standards Act of 1938, the federal Civil Rights Act of 1964, the federal Age Discrimination in Employment Act of 1967, the federal Americans with Disabilities Act of 1990, the common law of the State of Indiana, the laws of the State of Indiana governing employment discrimination and civil rights, any and all other statutes of the State of Indiana and any and all other federal, state, or local laws; and (b) all other matters occurring prior to the date of this Agreement.  Nothing in this Agreement shall constitute or be construed as a waiver of future claims or a waiver of Employee’s right to file a charge with the U.S. Equal Employment Opportunity Commission or its state and local counterparts, although Employee hereby releases the right to recover or receive any monetary or other relief as a result of such charge.

5.           This Agreement is made and entered into solely for the purpose of terminating Employee’s employment with Horizon Bank on an amicable and certain basis and does not in

Termination and Release Agreement	Page 1

any way constitute, and shall not be construed to constitute, an admission of liability of any sort on the part of either of the Parties.

6.           Employee recognizes and agrees that all non-public information, documents and records relating to the business of Horizon Bank and its affiliates (the “Confidential Information”) and all other information and property of Horizon Bank and its affiliates, whether or not constituting Confidential Information, which are obtained, received or created by the Employee is and shall remain the sole and exclusive property of Horizon Bank, shall be held by the Employee subject to the custody and control of Horizon Bank, and shall be delivered and surrendered by the Employee to Horizon Bank immediately upon termination of the Employee’s employment.

7.           Employee agrees and promises that the Employee will not at any time, whether during Employee’s employment by Horizon Bank or at any time thereafter, directly or indirectly, disclose or use, on the Employee’s own behalf or on behalf of any third party, any Confidential Information of Horizon Bank or any of its affiliates.

8.           Employee promises and agrees that Employee will not at any time, whether during the Employee’s employment with Horizon Bank or at any time thereafter, make false, disparaging or uncomplimentary remarks about Horizon Bank, its affiliates or any of their officers, directors, employers, agents, customers or business partners.

9.           Each of the agreements and promises contained in this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, agents, and successors in interest to each of the Parties.

10.           This Agreement represents the entire agreement between the Parties, and fully supersedes any and all prior agreements or understandings between the Parties pertaining to the subject matter of this Agreement.

11.           Each provision and covenant of this Agreement is severable. If any court or other governmental body of competent jurisdiction shall conclude that any provision or individual covenant of this Agreement is invalid or unenforceable, such provision or individual covenant shall be deemed ineffective to the extent of such unenforceability without invalidating the remaining provisions and covenants of this Agreement.

12.           This Agreement shall be interpreted in accordance with the laws of the State of Indiana without regard to conflict of law principles.

CAUTION:  READ BEFORE SIGNING

13.           Employee expressly agrees and acknowledges as follows: (1) that Employee understands the terms and conditions of this Agreement; (2) that Employee has knowingly and voluntarily entered into this Agreement; (3) that Employee has been advised in writing to consult an attorney in connection with reviewing and entering into this Agreement; (4) that Employee has been advised in writing that Employee may take as long as 21 days [45 days if part of an exit incentive or other termination program] to review and consider this Agreement before signing it; and (5) that this Agreement, when signed by Horizon Bank and Employee, and upon the expiration of the revocation period described in Section 14, shall be legally binding upon the Parties, as well as upon their heirs, assigns, executors, administrators, agents, and successors in interest.

Termination and Release Agreement	Page 2

14.           Employee may revoke this Agreement by giving written notice to Horizon Bank of such revocation at any time prior to 7 days following the date this Agreement is signed by Employee, and this Agreement shall not become effective or enforceable until the end of such seven day revocation period.

In Witness Wherefore, intending to be legally bound to each and all of the terms of this Termination and Release Agreement, the Parties hereby execute this Agreement this ____ day of ________________, 2012.

Horizon Bank, National Association

By:
Its:

“Employee”

Signature

Printed Name

Termination and Release Agreement	Page 3